Exhibit 99.1

XP Inc.

Consolidated financial statements at

December 31, 2025

and independent auditor's report

Independent auditor's report

To the Board of Directors and Stockholders

XP Inc.

Opinion

We have audited the accompanying consolidated financial statements of XP Inc.
(the "Company") and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2025 and the consolidated statements of income and of comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2025, and their financial performance and their cash flows for the year then ended, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are described in the "Auditor's responsibilities for the audit of the consolidated financial statements" section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, as applicable to audits of financial statements of public interest entities in Brazil, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

www.pwc.com.br	PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16[o], São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000

XP Inc.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Fair value measurement of certain low liquidity financial instruments - (Notes 3(ii), 7, 8 and 34)

The measurement of the fair value of certain financial instruments with low liquidity, mainly related to investments classified as level 3, is an area that involves judgment and was therefore considered a key focus area in our audit. The fair value of these instruments is determined by using valuation techniques based on internal models, which consider certain criteria and assumptions.

We obtained an understanding of the relevant internal controls related to the measurement, recognition and disclosure of the fair value of these low liquidity financial instruments.

Additionally, we obtained an understanding of the valuation methodologies used for pricing these financial instruments, and, with the support of our specialists, assessed the reasonableness of the key assumptions used by management in developing the yield curves and internal pricing models, and evaluated the consistency of these assumptions and models with market practices. We also performed independent valuation tests of selected transactions on a sample basis.

We consider that the criteria and key assumptions adopted by management in the measurement of the fair value of these low liquidity financial instruments are consistent with the information analyzed in our audit.

Revenue from services rendered (Notes 3(xxiii.1) and 28(a))

XP Inc. and its subsidiaries' revenue is substantially comprised of brokerage commission, securities placement and management fees.

These revenues are recognized according to contractual terms. Revenue recognition requires management controls to ensure proper recognition at a certain point in time.

Considering the relevance of these revenues in the consolidated financial statements, associated with eventual deficiencies in the controls, this area was considered as a focus area of our audit.

We understood the internal controls environment regarding revenue recognition processes.

We also performed a tie-out between analytical information extracted from operational systems and revenue recorded in the accounting ledger. On a sample basis, we inspected supporting evidence of revenue in the accounting ledger and confronted its subsequent financial settlement with bank statements. In addition, we recalculated selected revenue transactions recognized in the accounting ledger.

We considered that the processes established by management to record revenue from services rendered are consistent with the information examined in our audit.

3

XP Inc.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Information technology environment

The processing of transactions, operations development and business continuity processes of XP and its subsidiaries are technological structure dependent.

The inherent risks in information technology, associated with eventual deficiencies in the controls that support the processing and operation, logical accesses, systems change management in the existing technology environments, can, eventually, cause incorrect processing of critical transactions, improper accesses to systems and data, and consequently processing of unauthorized transactions and errors in automated controls of application systems. For this reason, this was considered as a focal area in our audit.

With the support of professionals with specialized skill and knowledge, we understood the information technology environment and tested general technology controls. During our planning activities, we considered tests related to systemic development and change management, access, security to programs, systems and data, systems operation/processing and physical security of the data processing center.

We tested automated and technology-dependent controls related to applications in the relevant XP business processes.

Considering the results obtained in the procedures described above and in order to obtain necessary and sufficient evidence in our financial statements audit, it was necessary to carry out additional documental testing in order to assess the integrity and accuracy of the information generated by systems and automated reports and, when necessary, the application of procedures using analytical databases, which allowed us to apply a wider spectrum of testing and evidence gathering.

We also performed unpredictability tests and further audit procedures over selected journal entries, in addition to the procedures already applied to address the risk of management override of controls.

As a result of this work, we considered that the technology environment processes and controls provided a reasonable basis to determine the nature, timing and extent of our audit procedures in relation to the financial statements.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

4

XP Inc.

In preparing the consolidated financial statements, management is responsible for assessing the ability of the Company and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company and its subsidiaries, as a whole, to cease to continue as a going concern.

5

XP Inc.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 12, 2026

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Marcos Paulo Putini

Contador CRC 1SP212529/O-8

6

Table of Contents

Consolidated balance sheets	5
Consolidated statements of income and of comprehensive income	7
Consolidated statements of changes in equity	8
Consolidated statements of cash flows	9
1 Operations	10
2 Basis of preparation and changes to the Group’s accounting policies	11
3 Summary of material accounting policies	15
4 Significant accounting judgements, estimates and assumptions	30
5 Group structure	33
6 Securities purchased (sold) under resale (repurchase) agreements	37
7 Securities	38
8 Derivative financial instruments and hedging activities	41
9 Loan operations	47
10 Accounts receivable	47
11 Recoverable taxes	48
12 Prepaid expenses	48
13 Expected Credit Losses on Financial Assets and Reconciliation of carrying amount	48
14 Investments in associates	54
15 Property, equipment, intangible assets and leases	55
16 Financing instruments payable	59
17 Securities trading and intermediation	60
18 Borrowings	61
19 Other financial assets and financial liabilities	61
20 Social and statutory obligations	62
21 Taxes and social security obligations	62
22 Retirement plans and insurance liabilities	62
23 Income tax	67
24 Equity	68
25 Related party transactions	70
26 Provisions and contingent liabilities	71
27 Other assets and other liabilities	73
28 Total revenue and income	73
29 Operating costs	74
30 Operating expenses by nature	75
31 Other operating income/(expenses), net	75
32 Share-based plan	76
33 Earnings per share (basic and diluted)	77
34 Determination of fair value	78
35 Management of financial risks and financial instruments	82
36 Capital Management	87
37 Cash flow information	88

1

XP Inc. and its subsidiaries Consolidated balance sheets at December 31, 2025 and 2024 In thousands of Brazilian Reais

Consolidated balance sheets

Assets	Note	2025	2024

Cash		10,356,636	5,610,548

Financial assets		365,169,005	321,697,974

Fair value through profit or loss		239,754,641	196,185,210
Securities	7	198,834,060	149,985,414
Derivative financial instruments	8	40,920,581	46,199,796

Fair value through other comprehensive income		42,223,349	50,879,981
Securities	7	42,223,349	50,879,981

Evaluated at amortized cost		83,191,015	74,632,783
Securities	7	7,406,932	2,836,146
Securities purchased under resale agreements	6	17,063,099	22,057,137
Securities trading and intermediation	17	6,299,483	6,499,097
Accounts receivable	10	1,366,424	778,943
Loan operations	9	34,142,085	29,228,463
Other financial assets	19	16,912,992	13,232,997

Other assets		10,769,686	10,657,119
Recoverable taxes	11	442,824	452,555
Rights-of-use assets	15	340,586	313,141
Prepaid expenses	12	4,063,404	4,363,233
Other	27	5,922,872	5,528,190

Deferred tax assets	23	3,370,919	2,887,935
Investments in associates	14	3,635,314	3,518,779
Property and equipment	15	463,540	449,956
Goodwill and intangible assets	15	2,763,253	2,634,449

Total assets		396,528,353	347,456,760

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets	2

XP Inc. and its subsidiaries Consolidated balance sheets at December 31, 2025 and 2024 In thousands of Brazilian Reais

Liabilities and equity	Note	2025	2024

Financial liabilities		276,497,370	257,965,004

Fair value through profit or loss		58,590,399	55,301,063
Securities	7	21,043,459	15,253,376
Derivative financial instruments	8	37,546,940	40,047,687

Evaluated at amortized cost		217,906,971	202,663,941
Securities sold under repurchase agreements	6	58,713,869	71,779,721
Securities trading and intermediation	17	22,420,806	18,474,978
Financing instruments payable	16	123,403,515	95,248,482
Accounts payables		810,157	763,465
Borrowings	18	237,894	1,666,432
Other financial liabilities	19	12,320,730	14,730,863

Other liabilities		95,993,782	69,179,229
Social and statutory obligations	20	1,365,253	1,310,911
Taxes and social security obligations	21	853,265	417,668
Retirement plans and insurance liabilities	22	93,023,422	66,224,387
Provisions and contingent liabilities	26	191,651	146,173
Other	27	560,191	1,080,090

Deferred tax liabilities	23	489,493	265,290

Total liabilities		372,980,645	327,409,523

Equity attributable to owners of the Parent company		23,546,701	20,043,557
Issued capital		28	26
Capital reserve		24,008,890	20,939,689
Other comprehensive income		(337,113)	(673,978)
Treasury shares		(125,104)	(222,180)

Non-controlling interest		1,007	3,680

Total equity	24	23,547,708	20,047,237

Total liabilities and equity		396,528,353	347,456,760

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets	3

XP Inc. and its subsidiaries Consolidated statements of income and of comprehensive income for the years ended December 31, 2025, 2024 and 2023 In thousands of Brazilian Reais, except earnings per share

Consolidated statements of income and of comprehensive income

	Note	2025	2024	2023

Net revenue from services rendered	28	7,966,733	7,424,856	6,532,005
Net income (loss) from financial instruments at amortized cost and at fair value through other comprehensive income	28	(5,806,205)	(1,765,733)	1,572,522
Net income from financial instruments at fair value through profit or loss	28	16,238,069	11,371,738	6,755,569
Total revenue and income		18,398,597	17,030,861	14,860,096

Operating costs	29	(5,462,999)	(5,063,032)	(4,398,923)
Selling expenses	30	(294,469)	(148,975)	(169,486)
Administrative expenses	30	(6,418,641)	(6,001,055)	(5,461,147)
Other operating income (expenses), net	31	127,922	188,903	10,638
Expected credit losses	13	(392,302)	(288,496)	(360,859)
Interest expense on debt		(625,400)	(779,525)	(617,478)
Share of profit or (loss) in associates	14	115,848	47,286	73,507
Income before income tax		5,448,556	4,985,967	3,936,348

Income tax credit / (expense)	23	(279,263)	(471,127)	(36,957)

Net income for the year		5,169,293	4,514,840	3,899,391

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		(99,474)	147,671	(41,160)
Gains (losses) on net investment hedge		70,908	(136,598)	34,603
Changes in the fair value of financial assets at fair value through other comprehensive income		385,426	(1,166,654)	556,381
Changes in discount rates (IFRS 17)		(12,954)	—	—
Other comprehensive income (loss) for the year, net of tax		343,906	(1,155,581)	549,824

Total comprehensive income for the year		5,513,199	3,359,259	4,449,215

Net income attributable to:
Owners of the Parent company		5,169,787	4,513,409	3,898,702
Non-controlling interest		(494)	1,431	689

Total comprehensive income attributable to:
Owners of the Parent company		5,513,693	3,357,828	4,448,526
Non-controlling interest		(494)	1,431	689

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	33	9.8039	8.3324	7.2220
Diluted earnings per share	33	9.7191	8.2314	7.1639

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income and of Comprehensive Income	4

XP Inc. and its subsidiaries Consolidated statements of changes in equity for the years ended December 31, 2025, 2024 and 2023 In thousands of Brazilian Reais, except earnings per share

Consolidated statements of changes in equity

	Attributable to owners of the Parent
			Capital reserve
	Notes	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income and Other	Retained Earnings	Treasury shares	Total	Non-Controlling interest	Total Equity

Balances at December 31, 2022		24	6,986,447	12,169,935	(133,909)	—	(1,986,762)	17,035,735	6,475	17,042,210
Comprehensive income for the year
Net income for the year		—	—	—	—	3,898,702	—	3,898,702	689	3,899,391
Other comprehensive income, net		—	—	—	549,824	—	—	549,824	—	549,824
Transactions with shareholders - contributions and distributions
Private issuance of shares	24	2	1,886,172	211,152	—	—	—	2,097,326	—	2,097,326
Other equity transactions
Share based Plan	32	—	330,000	35,388	—	—	—	365,388	327	365,715
Other changes in equity, net		—	—	—	(39,466)	—	—	(39,466)	(4,146)	(43,612)
Acquisition of treasury shares		—	—	—	—	—	(915,859)	(915,859)	—	(915,859)
Cancellation of treasury shares	24	—	(2,785,504)	—	—	—	2,785,504	—	—	—
Allocations of the net income for the year
Transfer to capital reserves		—	—	3,898,702	—	(3,898,702)	—	—	—	—
Dividends distributed		—	—	(3,542,298)	—	—	—	(3,542,298)	(1,853)	(3,544,151)

Balances at December 31, 2023		26	6,417,115	12,772,879	376,449	—	(117,117)	19,449,352	1,492	19,450,844
Comprehensive income for the year
Net income for the year		—	—	—	—	4,513,409	—	4,513,409	1,431	4,514,840
Other comprehensive income, net		—	—	—	(1,155,581)	—	—	(1,155,581)	—	(1,155,581)
Transactions with shareholders - contributions and distributions
Private issuance of shares	24	—	106,412	—	—	—	—	106,412	—	106,412
Other equity transactions
Share based plan	32	—	376,514	38,990	—	—	—	415,504	1,753	417,257
Other changes in equity		—	—	—	105,154	—	—	105,154	(5)	105,149
Acquisition of treasury shares	24	—	—	—	—	—	(1,353,611)	(1,353,611)	—	(1,353,611)
Cancellation of treasury shares	24	—	(1,248,548)	—	—	—	1,248,548	—	—	—
Allocations of the net income for the year
Transfer to capital reserves		—	—	4,513,409	—	(4,513,409)	—	—	—	—
Dividends distributed	24	—	—	(2,037,082)	—	—	—	(2,037,082)	(991)	(2,038,073)
Balances at December 31, 2024		26	5,651,493	15,288,196	(673,978)	—	(222,180)	20,043,557	3,680	20,047,237
Comprehensive income for the year
Net income for the year		—	—	—	—	5,169,787	—	5,169,787	(494)	5,169,293
Other comprehensive income, net		—	—	—	343,906	—	—	343,906		343,906
Other equity transactions
Share based plan		2	659,816	(268,118)	—	—	—	391,700	(13)	391,687
Other changes in equity		—	—	—	(7,041)	—	—	(7,041)	(1,366)	(8,407)
Acquisition of treasury shares		—	—	—	—	—	(1,900,691)	(1,900,691)	—	(1,900,691)
Cancellation of treasury shares		—	(1,997,767)	—	—	—	1,997,767	—	—	—
Allocations of the net income for the year
Transfer to capital reserves		—	—	5,169,787	—	(5,169,787)	—	—	—	—
Dividends distributed		—	—	(494,517)	—	—	—	(494,517)	(800)	(495,317)
Balances at December 31, 2025		28	4,313,542	19,695,348	(337,113)	—	(125,104)	23,546,701	1,007	23,547,708

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity	5

XP Inc. and its subsidiaries Consolidated statements of cash flows for the years ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Consolidated statements of cash flows

	Note		2025	2024	2023

Operating activities
Income before income tax			5,448,556	4,985,967	3,936,348
Adjustments to reconcile income before income taxes
Depreciation of property, equipment and right-of-use assets	15		140,977	125,193	118,603
Amortization of intangible assets	15		163,166	140,132	133,810
Loss on write-off of right-of-use assets, property, equipment, intangible assets and leases, net	15		23,358	29,452	32,266
Share of profit or (loss) in associates	14		(115,848)	(47,286)	(73,507)
Income from share in the net income of associates measured at fair value	14		75,564	91,212	52,403
Expected credit losses on financial assets	13		392,302	288,496	360,859
(Reversal of) Provision for contingencies, net	26		3,634	34,285	9,940
Net foreign exchange differences			(980,862)	1,188,410	(470,788)
Share based plan			391,687	417,257	365,715
Interest accrued, including monetary correction of contingent liabilities			547,058	609,375	637,640
(Gain)/Loss on the disposal of investments	14		—	33,126	26,367
Loss on the disposal of property and equipment	15		3,795	—	—
Changes in assets and liabilities
Securities (assets and liabilities)			(41,163,391)	(59,159,736)	(12,743,703)
Derivative financial instruments (assets and liabilities)			2,849,376	(7,340,657)	1,700,236
Securities trading and intermediation (assets and liabilities)			4,134,930	(2,057,519)	1,209,000
Securities purchased under resale agreements			8,512,297	(4,281,877)	(4,495,605)
Accounts receivable			(638,809)	(109,731)	(53,247)
Loan operations			(5,251,571)	(951,004)	(5,596,362)
Prepaid expenses			299,829	55,030	22,722
Other assets and other financial assets			(3,024,508)	(8,083,216)	(437,106)
Securities sold under repurchase agreements			(13,065,852)	38,439,210	711,818
Accounts payable			46,693	(184,753)	326,344
Financing instruments payable			30,042,253	33,547,408	12,478,690
Social and statutory obligations			54,342	164,784	126,692
Tax and social security obligations			(75,931)	(154,910)	17,407
Retirement plans liabilities and insurance liabilities			26,799,035	9,815,312	10,675,260
Other liabilities and other financial liabilities			(2,724,055)	4,484,949	(347,790)
Cash from/(used in) operations			12,888,025	12,078,909	8,724,012
Income tax paid			(313,602)	(542,404)	(402,842)
Contingencies paid	26		(52,637)	(8,188)	(52,667)
Interest paid	37		(367,332)	(349,353)	(141,202)
Additional contingent consideration paid	37		(109,628)	—	—
Net cash flows from/(used in) operating activities			12,044,826	11,178,964	8,127,301
Investment activities
Acquisition of intangible assets	15	(b)	(280,282)	(185,404)	(130,219)
Acquisition of property and equipment	15	(a)	(209,285)	(144,808)	(66,004)
Disposal of property and equipment assets	15	(a)	—	10,000	—
Acquisition of subsidiaries, net of cash acquired			—	—	770,887
Capital (contributions)/reductions in associates	14		14,406	—	—
(Acquisition)/disposal of associates, including contingent consideration paid	37	(ii)	(335,056)	(1,393,863)	(65,444)
(Acquisition)/disposal of associates measured at fair value	14		(50,628)	—	29,589
Dividends received from associates	14		144,880	46,812	—
Net cash flows from/(used in) investing activities			(715,965)	(1,667,263)	538,809
Financing activities
Acquisition of borrowings	37		2,626,479	—	2,252,550
Acquisition of treasury shares	24	(c)	(1,900,691)	(1,353,611)	(915,859)
Net proceeds from debt securities	37		—	1,159,233	373,481
Payments of borrowings and lease liabilities	37		(3,891,323)	(2,381,225)	(1,966,674)
Payment of debt securities issued	37		(1,266,496)	(1,170,612)	(590,029)
Dividends paid	24	(d)	(494,517)	(2,037,082)	(3,542,298)
Transactions with non-controlling interests			—	(5)	(4,146)
Dividends paid to non-controlling interests	24	(d)	(800)	(991)	(1,853)
Net cash flows from/(used in) financing activities			(4,927,348)	(5,784,293)	(4,394,828)
Net increase/(decrease) in cash and cash equivalents			6,401,513	3,727,408	4,271,282
Cash and cash equivalents at the beginning of the fiscal year			12,909,614	9,210,484	4,967,480
Effects of exchange rate changes on cash and cash equivalents			(90,589)	(28,278)	(28,278)
Cash and cash equivalents at the end of the fiscal year			19,220,538	12,909,614	9,210,484
Cash			10,356,636	5,610,548	3,943,307
Securities purchased under resale agreements	6		3,518,460	2,885,843	2,760,296
Bank funding instruments (CDB)	7		90,443	69,224	67,985
Other deposits at Brazilian Central Bank	19		5,254,999	4,343,999	2,438,896

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows	6

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

1  Operations

XP Inc. (the “Company”) is a Cayman Island company with limited liability, incorporated on August 29, 2019. The registered office of the Company is 20, Genesis Close, in George Town, Grand Cayman.

XP Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are trading on the Nasdaq Global Select Market (“NASDAQ-GS”) under the symbol “XP”.

XP Inc. is a holding company controlled by XP Control LLC, which holds 71.3% of voting rights and is controlled by a group of individuals.

XP Inc. and its subsidiaries (collectively, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil and the United States of America (“USA”). XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loan operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).

These consolidated financial statements were approved by the Board of Director’s meeting on February 11, 2026, and updated by subsequent events through February 12, 2026, as approved by the executive management.

1.1  Share buy-back programs

On February 20, 2024, the Board of Directors approved a new share repurchase program, which aims to neutralize future shareholder dilution due to the vesting of Restricted Stock Units (RSUs) from the Company´s long-term incentive plan. The Company proposes to undertake a share repurchase program pursuant to which the Board can annually, in each calendar year, approve the repurchase by the Company of a number of Class A common shares equal to the number of RSUs that have vested or will vest during the current calendar year.

Under the approved repurchase program for 2024, XP may repurchase up to 2,500,000 Class A common shares within the period started on February 28, 2024, and ending on December 27, 2024. The repurchase limit was reached on May 23, 2024 and the program has terminated.

On May 23, 2024, the Board of Directors approved a new share repurchase program. Under the program, XP may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 23, 2024, continuing until the earlier of the completion of the repurchase or December 31, 2024, depending upon market conditions. The repurchase limit was reached on June 4, 2024 and the program has terminated.

On November 19, 2024, the Board of Directors approved a new share repurchase program, under which XP may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on November 20, 2024, continuing until the earlier of the completion of the repurchase or November 20, 2025, depending on market conditions. The repurchase limit of R$ 1.0 billion was reached on May 12, 2025 and the program has terminated.

On May 19, 2025, the Board of Directors approved a new share buy-back program, under which XP may repurchase up to the amount equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 21, 2025, continuing until the earlier of the completion of the repurchase or December 31, 2026, depending upon market conditions. The repurchase limit of R$ 1.0 billion was reached on October 20, 2025 and the program has terminated.

On November 17, 2025, the Board of Directors approved a new share buy-back program, under which XP may repurchase up to the amount equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on November 18, 2025, continuing until the earlier of the completion of the repurchase or November 18, 2026, depending upon market conditions.

As of December 31, 2025, the Company held in treasury 88,650 Class A shares (equivalent to R$8.0 million or US$1.4 million), acquired under its share buy-back programs, which were acquired at an average price of US$16.28 per share, with prices ranging from US$15.82 to US$16.60.

For further information on treasury shares, see note 24(c).

Notes to Consolidated Financial Statements	7

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

1.2  Corporate reorganization

In order to improve corporate structure, Group´s capital and cash management, XP Inc. concluded some entity reorganizations, as follows:

(i)	Inversion of financial institutions in Brazil: On January 5, 2024, the completion of this corporate reorganization was approved. As of this date, XP CCTVM became a wholly-owned subsidiary of Banco XP which became the leader of the XP Prudential Conglomerate (Brazilian Central Bank oversight definition).

(ii)	Banco XP as the main shareholder of the Group’s Investments: On November 14, 2024, a wider corporate reorganization was approved and Banco XP became the main shareholder of the Group’s subsidiaries, as XP Investimentos S.A. became owned by Banco XP.

(iii)	XP Investimentos S.A. spin-off: On May 1, 2025, the investment held by XP Investimentos S.A. in XP Controle 5 Participações and some commercial notes issued by XP Investimentos were spun off. As a result of this transaction, XP Controle 5 Participações became a wholly-owned subsidiary of Banco XP.

The corporate reorganization events described above had no material impacts on Group’s financial position and results of operations.

2  Basis of preparation and changes to the Group’s accounting policies

(i)       Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), currently described as "IFRS Accounting Standards” by the IFRS Foundation.

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

The consolidated financial statements are presented in Brazilian reais (“R$”), our functional currency, and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

The balance sheet is presented in order of liquidity of assets and liabilities. The timing of their realization or settlement is dependent not just on their liquidity, but also on management’s judgments on expected movements in market prices and other relevant aspects.

(ii)       New or revised standards, interpretations and amendments not yet adopted

Certain new accounting standards and amendments to accounting standards have been published that are not mandatory for  December 31, 2025 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and amendments is set out below:

(a)	Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 (effective for annual periods beginning on or after January 1, 2026): On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•	add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

Notes to Consolidated Financial Statements	8

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

The Group does not expect these amendments to have a material impact on its operations or financial statements.

(b)	Amendments to new ‘own use’ and hedging guidance for contracts referencing nature-dependent electricity – Amendments to IFRS 9 and IFRS 7 (effective for annual periods beginning on or after January 1, 2026): The IASB has issued targeted amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’, to ensure that financial statements faithfully represent the effects of an entity’s contracts referencing nature-dependent electricity. The amendments:

•	clarify the application of the ‘own-use’ criteria to nature-dependent electricity contracts;

•	permit hedge accounting if these contracts are used as hedging instruments; and

•	add new disclosure requirements to enable users of financial statements to better understand the effect of these contracts on an entity’s financial performance and cash flows.

The Group does not expect these amendments to have a material impact on its operations or financial statements.

(c)	IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective for annual periods beginning on or after January 1, 2027): Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements. The Group does not expect this standard to have an impact on its operations or financial statements.

(d)	IFRS 18 Presentation and Disclosure in Financial Statements: The standard replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Furthermore, the IASB has made minor amendments to IAS 7 and IAS 33 - Earnings per Share. IFRS 18 introduces new requirements to:

•	present specified categories and defined subtotals in the statement of profit or loss

•	provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements

•	improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions. Although IFRS 18 does not change the recognition criteria or measurement basis, it may have a significant impact on the presentation of the Group's consolidated income statement in future periods.

(e)	Annual Improvements to IFRS Accounting Standards – Volume 11 (effective for annual periods beginning on or after 1 January 2026, with early adoption permitted): The IASB has made the following improvements in September 2024:

•	IFRS 1, ‘First-time Adoption of International Financial Reporting’ – to improve consistency between IFRS 1 and IFRS 9, ‘Financial Instruments’, in relation to the requirements for hedge accounting, and to improve the understandability of IFRS 1;

•	IFRS 7, ‘Financial Instruments: Disclosures’ – to improve consistency in the language used in IFRS 7 with the language used in IFRS 13, ‘Fair Value Measurement’;

•	IFRS 9 – to clarify how a lessee accounts for the derecognition of a lease liability when it is extinguished, and to address an inconsistency between IFRS 9 and IFRS 15, ‘Revenue from Contracts with Customers’, in relation to the term ‘transaction price’;

•	IFRS 10, ‘Consolidated Financial Statements’ – to clarify the requirements in relation to determining de facto agents of an entity; and

•	IAS 7, ‘Statement of Cash Flows’ – to replace the term ‘cost method’ with ‘at cost’, since the term is no longer defined in IFRS Accounting Standards.

The Group does not expect these improvements to have a material impact on its operations or financial statements.

(iii)       Basis of consolidation

The consolidated financial statements comprise the consolidated balance sheets of the Group as of December 31, 2025 and 2024 and the consolidated statements of income and comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the years ended December 31, 2025, 2024 and 2023.

Notes to Consolidated Financial Statements	9

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

a)       Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of income and of comprehensive income, statement of changes in equity and balance sheet respectively.

b)       Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates include the goodwill identified upon acquisition, net of any cumulative impairment loss.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in the Group’s income statement, and the Group’s share of movements in other comprehensive income of the investee in the Group’s other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

If its interest in the associates decreases, but the Group retains significant influence or joint control, only the proportional amount of the previously recognized amounts in other comprehensive income is reclassified in income, when appropriate.

c)       Interests in associates measured at fair value

The Group has investments in associates measured at fair value in accordance with item 18 of IAS 28 – Investments in Associates and Joint Ventures. These investments are held through XP FIP Plêiades (current denomination of XP FIP Managers) and XP FIP Endor, which are venture capital organizations. In determining whether the funds meet the definition of venture capital organizations, management considers the investment portfolio features and objectives. The portfolio classified in this category has the objective to generate growth in the value of its investments in the medium term and have an exit strategy. Additionally, the performance of these portfolios is evaluated and managed considering a fair value basis of each investment.

(iv)       Segment reporting

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries. Disaggregated information is only reviewed at the revenue level (Note 28), with no corresponding detail at any margin or profitability levels.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the consolidated statement of income and of comprehensive income and consolidated balance sheet. See Note 28 (c) for a breakdown of revenues and income and selected assets by geographic location.

Notes to Consolidated Financial Statements	10

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

(v)       Foreign currency translation

(a)       Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Brazilian Reais (“R$”), which is the Group functional and presentation currency.

The functional currency for all the Company’s subsidiaries in Brazil is also the Brazilian reais. Certain subsidiaries outside Brazil uses US Dollar (“USD”) as functional currency.

(b)       Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in the statement of income. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in the statement of income as part of the fair value gain or loss.

(c)       Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each statement of income and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit and loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Notes to Consolidated Financial Statements	11

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

3  Summary of material accounting policies

This note provides a description of the significant accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented, unless otherwise stated.

(i)       Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred;

•	liabilities incurred to the former owners of the acquired business;

•	equity interests issued by the Group;

•	fair value of any asset or liability resulting from a contingent consideration arrangement; and

•	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity, over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the statement of income as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration, when applicable, is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in the statement of income.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquirer is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in the statement of income.

(ii)       Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

1)       Financial assets

Initial recognition and measurement

On initial recognition, financial assets are classified as instruments measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit and loss (“FVPL”).

The classification of financial assets at initial recognition is based on either (i) the Group’s business model for managing the financial assets and (ii) the instruments’ contractual cash flows characteristics.

For a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are 'Solely Payments of Principal and Interest' (the "SPPI" criterion) on the principal amount outstanding. This assessment is referred to as the SPPI Test and is performed at an instrument level.

The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model considers whether the group’s objective is to receive cash flows from holding the financial assets, from selling the assets or a combination of both.

Purchases or sales of financial assets that require delivery of assets within a time frame set by regulation or market practice (regular way trades) are recognized on the trade date (i.e., the date that the Group commits to purchase or sell the asset).

Notes to Consolidated Financial Statements	12

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Classification and subsequent measurement

(i)       Financial assets at FVPL

Financial assets at FVPL include Securities, financial assets designated upon initial recognition at FVPL, or financial assets mandatorily required to be measured at fair value. This category includes Securities and Derivative financial instruments, including equity instruments which the Group had not irrevocably elected to classify at FVOCI.

Financial assets are classified as fair value through profit and loss if they either fail the contractual cash flow test or in the Group’s business model are acquired for the purpose of selling or repurchasing in the near term. Financial  assets may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Derivative financial instruments, including separated embedded derivatives, are also classified as fair value through profit and loss unless they are designated as effective hedging instruments. The fair value determination for over-the-counter ("OTC") derivatives include components which reflect the counterparty's credit risk (CVA - Credit Valuation Adjustment) and the funding cost above the risk-free rate (FVA - Funding Valuation Adjustment). Financial assets with cash flows that do not meet the SPPI criteria are classified and measured at FVPL, irrespective of the business model.

Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income. The net gain or loss recognized in the statement of income includes any dividend or interest earned on the financial asset.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: (i) the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; (ii) and the hybrid contract is not measured at FVPL. Embedded derivatives are measured at fair value with changes in fair value recognized in the statement of income. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the FVPL category.

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

(ii)       Financial assets at FVOCI

The Group measures financial assets at FVOCI if both of the following conditions are met:

•	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and to sell.

•	The contractual terms of the financial asset give rise on specified dates to cash flows that meet the SPPI criteria.

For financial assets at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of income. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit and loss.

The Group's financial assets at FVOCI includes certain debt instruments.

Upon initial recognition, the Group can elect to classify irrevocably equity investments at FVOCI when they meet the definition of equity under IAS 32 - "Financial Instruments: Presentation" and are not financial assets at FVPL.

The classification is determined on an instrument-by-instrument basis.

Dividends are recognized as income in the profit and loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVOCI are not subject to impairment assessment.

The Group has no equity instruments that have been irrevocably classified under this category.

Notes to Consolidated Financial Statements	13

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

(iii)       Financial assets at amortized cost

A financial asset is measured at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold the financial asset in order to collect contractual cash flows.

•	The contractual terms of the financial asset give rise on specified dates to cash flows that meet the SPPI criteria.

Financial assets at amortized cost are subsequently measured using the Effective Interest Rate ("EIR") method and are subject to impairment. Gains and losses are recognized in the statement of income when the asset is derecognized, modified or impaired.

The Group's financial assets at amortized cost mainly includes ‘Securities’, 'Securities purchased under resale agreements', 'Securities trading and intermediation', ‘Loan operations’, 'Accounts receivable' and 'Other financial assets’.

The Group reclassifies financial assets only when its business approach for managing those assets changes.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

•	The contractual rights to receive cash flows from the asset have expired.

•	The Group has transferred its contractual rights to receive cash flows from the asset or has assumed a contractual obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset; or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its contractual rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Expected credit loss on financial assets

The Group recognizes expected credit losses ("ECLs") for all financial assets that are not measured at FVPL. ECLs are determined using internal statistical models that are monitored and reviewed by the credit risk area.

For credit portfolios, the internal statistical models are developed by the credit risk area using product-specific historical data. ECLs are measured based on the inputs of Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD). The internal models also incorporate forward-looking (FW) factors into the estimation of PD and LGD parameters

For theses portfolios, the Group classifies financial assets into three stages for ECL measurement, and assets migrate between stages in line with the changes in credit risk:

Stage 1: the financial assets are initially recognized in this stage. A financial asset in Stage 1 is not considered to have experienced a significant increase in credit risk since initial recognition. In this stage, the loss allowance represents the 12-month expected credit loss.

Stage 2: this stage includes financial assets that have experienced a significant increase in credit risk since initial recognition, but for which no credit impairment has been identified, as well as assets with payments more than 30 days past due. in Stage 2, the loss allowance represents lifetime expected credit losses.

Stage 3: Financial assets in default or subject to significant credit risk uncertainty are classified in this stage. In Stage 3, the Probability of Default is 100%.

Notes to Consolidated Financial Statements	14

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

When a financial asset that was previously classified in Stages 2 or 3 shows an improvement in credit risk, it may be transferred back to Stage 1, provided that it meets the minimum cure period defined by the credit risk area based on internal product data.

Financial assets are written off when there is no reasonable expectation of recovery, such as when a debtor fails to enter into or comply with a repayment plan with the Group. As a rule, the Group writes off loans and receivables when contractual payments are more than 360 days past due. Even after write-off, the Group continues to pursue collection efforts to recover amounts due. Any subsequent recoveries are made, these are recognized in profit or loss.

For accounts receivables, and other financial contract assets, the Group applies a simplified approach to calculating ECLs. Therefore, the Group does not track changes in credit risk but instead recognizes a loss allowance based on lifetime ECLs. The Group has established a provision that is based on its historical credit loss.

Through its risk management area, the Group applies policies, methodologies and procedures to mitigate its exposure to credit risk arising from counterparties’ insolvency. These policies, methodologies and procedures are applied at origination and are reassessed on a monthly basis using variables that help identify credit risk. The procedures used to identify, measure, monitor and mitigate credit risk exposure are applied either on an individual basis or on a portfolio basis, grouping exposures with similar risk characteristics. Credit risk management for structured credit operations is carried out through detailed analysis supported by decision-making tools based on internal risk assessment models.

For standardized customers (i.e., exposures that do not qualify as structured operations), risk management is primarily based on automated decision-making and internal risk models, supplemented, where the models are not sufficiently comprehensive or precise, by specialized credit risk analysts. Exposures to standardized customers are generally considered non-recoverable when there is a history of losses and delinquencies of more than 90 days.

2)       Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVPL, amortized cost or as Derivative financial instruments designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of amortized cost, net of directly attributable transaction costs.

The Group's financial liabilities include 'Securities’, 'Derivative financial instruments', 'Securities purchased under resale agreements', 'Securities trading and intermediation', long-term debts such as 'Borrowings’ and ‘Financing Instruments payable – Debt securities', 'Accounts payables' and 'Other financial liabilities’.

Classification and subsequent measurement

(i)       Financial liabilities at FVPL

Financial liabilities at FVPL include securities loaned and derivatives financial instruments designated upon initial recognition as at FVPL.

Financial liabilities are classified as securities loaned if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as fair value through profit and loss unless they are designated as effective hedging instruments.

Gains or losses on liabilities at fair value through profit and loss are recognized in the statement of income.

Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. Securities loaned, and derivative financial instruments are classified as fair value through profit and loss and recognized at fair value.

Notes to Consolidated Financial Statements	15

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

(ii)       Financial liabilities designated at FVPL

The Group applied the fair value option as an alternative measurement for selected financial liabilities. Financial liabilities can be irrevocably designated as measured at FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income. See more information in Note 7(e).

(iii)       Amortized cost

After initial recognition, these financial liabilities are subsequently measured at amortized cost using the Effective Interest Method (“EIR”) method. Gains and losses are recognized in profit and loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR.

This category generally applies to ‘Securities sold under repurchase agreements’, ‘Securities trading and intermediation’, 'Borrowings', 'Financing Instruments Payable', 'Accounts payables', ‘Lease liabilities’ and 'Other financial liabilities'.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.

3)       Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on purchase prices quoted in the market at the close of business at the reporting date, without deducting transaction costs.

The fair value of financial instruments for which there is no active market is determined by using measurement techniques. These techniques may include the use of recent market transactions (on an arm's length basis); reference to the current fair value of another similar instrument; analysis of discounted cash flows or other measurement models (see note 34).

4)       Derivative financial instruments and hedging activities - IFRS 9

Derivative financial instruments are financial contracts, the value of which is derived from the value of the underlying assets, interest rates, indexes or currency exchange rates.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The group designates certain derivatives as either:

•	Hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedges): Fair value hedges protect the exposure to changes in the fair value of recognized assets or liabilities or firm commitments attributable to a specific risk, such as benchmark interest rate or foreign exchange risk. The designated derivatives are structured so that changes in their fair value are expected to consistently offset movements in the fair value of the hedged item arising from the hedged risk.

•	Hedges of a net investment in a foreign operation (net investment hedges): Net investment hedges mitigate the foreign currency risk associated with the Group’s net investments in foreign operations. Effective hedge gains and losses arising from changes in spot exchange rates are recorded in Other Comprehensive Income within the foreign currency translation reserve and reclassified to profit or loss upon disposal or substantial liquidation of the respective foreign operation.

Notes to Consolidated Financial Statements	16

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

•	Hedges of expected cash flows to be paid on recognized liabilities (cash flow hedges): Cash flow hedges protect against the exposure to variability in expected future cash flows, including interest cash flows to be paid on recognized liabilities or other highly probable forecast transactions. The determination of high probability reflects historical patterns, contractual terms and internal forecasts. The effective portion of changes in the fair value of the hedging instrument is recognized in Other Comprehensive Income and reclassified to profit or loss when the hedged cash flows affect earnings.

At inception of the hedge relationship, the group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The group documents its risk management objective and strategy for undertaking its hedge transactions.

If the hedge no longer meets the criteria for hedge accounting, the hedging relationship is discontinued. A hedging relationship may also be discontinued when the hedging instrument expires, is sold, terminated or exercised, or when the forecasted transaction is no longer expected to occur in the case of cash flow hedges. Upon discontinuation of hedge accounting:

•	For fair value hedges, any adjustment previously recorded to the carrying amount of the hedged item under the effective interest method continues to be amortized to profit or loss over the remaining life of the hedged item using a recalculated effective interest rate.

•	For cash flow hedges, amounts accumulated in Other Comprehensive Income (“OCI”) related to the effective portion of the hedge are reclassified to profit or loss when the hedged forecasted cash flows affect earnings. If the forecasted transaction is no longer expected to occur, the amount accumulated in OCI is immediately reclassified to profit or loss.

a)       Hedge ineffectiveness

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, the Group uses the Dollar Offset Method. The Dollar Offset Method is a quantitative method that consists of comparing the change in fair value or cash flows of the hedging instrument with the change in fair value or cash flows of the hedged item attributable to the hedged risk.

Hedge ineffectiveness primarily arises from (i) mismatches in maturity or contractual terms between the hedging instrument and the hedged item, (ii) the impact of counterparty credit risk, and (iii) risk components that are not designated within the hedging relationship.

The Group generally designates hedge relationships using a 1:1 hedge ratio between the notional amount of the hedging instrument and the exposure of the hedged item, reflecting the way underlying risks are managed. Hedge ratios are reassessed periodically, and relationships are rebalanced when necessary to maintain effectiveness, particularly in strategies where the composition of hedged items or hedging instruments evolves over time.

The amounts of ineffectiveness recognized in profit or loss arise from the differences observed between the performance of the hedging instrument and the hedged item.

(iii)       Cash and cash equivalents

Cash is not subject to a significant risk of change in value and are held for the purpose of meeting short-term cash commitments and not for investments or other purposes. Transactions are considered short-term when they have maturities in three months or less from the date of acquisition. For purposes of consolidated statement of cash flows, cash equivalents refer to collateral held securities purchased under resale agreements, bank deposit certificates measured at fair value through profit and loss and other deposits that are readily convertible into a known cash amount and for which are no subject to a significant risk of change in value.

Notes to Consolidated Financial Statements	17

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

(iv)       Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

The Group has purchased securities with resale agreement (resale agreements) and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under resale agreements and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

(v)       Securities trading and intermediation (receivable and payable)

Refers to transactions at B3 S.A. – Brasil, Bolsa, Balcão (“B3”) on behalf of and on account of third parties. Brokerages on these transactions are classified as revenues and service provision expenses are recognized at the time of the transactions. These balances are offset, and the net amount shown in the balance sheet when, and only when, there is a legal and enforceable right to offset and the intention to liquidate them on a net basis, or to realize the assets and settle the liabilities simultaneously.

Amounts due from and to customers represent receivables for securities sold and payables for securities purchased that have been contracted for but not yet settled or delivered on the balance sheet date respectively. The due from customers balance is held for collection. These amounts are subdivided into the following items:

•	Cash and settlement records - Represented by the registration of transactions carried out on the stock exchanges on its own behalf and for customers, which includes any asset liquidity event; and

•	Debtors/Creditors pending settlement account - debtor or creditor balances of customers, in connection with transactions with fixed income securities, shares, commodities and financial assets, pending settlement as of the statement of reporting date. Sales transactions are offset, and, in the event, the final amount is a credit, it will be recorded in liabilities, on the other hand if this amount is debt, it will be recorded in assets, provided that the offset balances refer to the same counterparty.

•	Customer’s cash on investment account - represents customer’s cash balances that are held in XP CCTVM.

These amounts are recognized initially at fair value and subsequently measured at amortized cost. At each reporting date, the Group shall measure the loss allowance on amounts due from customers at an amount equal to the lifetime expected credit losses if the credit risk has increased significantly since initial recognition. If, at the reporting date, the credit risk has not increased significantly since initial recognition, the Group shall measure the loss allowance at an amount equal to 12-month expected credit losses. Significant financial difficulties of the customer, probability that the customer will enter bankruptcy or financial reorganization, and default in payments are all considered indicators that a loss allowance may be required. If the credit risk increases to the point that it is considered to be credit impaired, interest income will be calculated based on the gross carrying amount adjusted for the loss allowance. A significant increase in credit risk is defined by management as any contractual payment which is more than 30 days past due.

Any contractual payment which is more than 90 days past due is considered credit impaired. The estimated credit losses for brokerage clients and related activity were immaterial for all periods presented.

(vi)       Loan operations

Loan operations consist in arrangements under which clients can borrow stipulated amounts under defined terms and conditions. They are initially measured at its fair value plus transaction costs that are directly attributable to the acquisition and subsequently measured at amortized cost using the effective interest method, less expected credit loss. See note 9 for further information about the Group’s accounting for loan operations and note 3(ii) for a description of the Group’s expected losses on financial assets.

Interest income from these financial assets is included in net income from financial instruments at amortized cost using the effective interest rate method. Any gain or loss arising on derecognition of the loan operations is recognized directly in the statement of income and presented in Note 13. Expected credit losses are presented as a separate line item in the statement of income.

(vii)       Prepaid expenses

Prepaid expenses are recognized as an asset in the balance sheet. These expenditures include mainly incentives to IFAs, prepaid software licenses, certain professional services and insurance premiums. Prepaid expenses are amortized in profit and loss in the period in which the benefits of such items are realized.

Notes to Consolidated Financial Statements	18

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

(viii) Leases

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expenses in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has the option, under some of its leases to lease the assets for additional terms. The Group applies judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

(ix)       Property and equipment

All property and equipment are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item is material and can be measured reliably. All other repairs and maintenance expenditures are charged to profit and loss during the period in which they are incurred.

Notes to Consolidated Financial Statements	19

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Property and equipment

Annual Rate (%)

Data Processing Systems	20%
Furniture and equipment	10%
Security systems	10%
Facilities	10%

Assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively, if appropriate. An asset’s carrying amount is written down immediately to its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use, if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in the statement of income.

(x)       Intangible assets

i)       Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of (i) the consideration transferred; the amount of any non-controlling interest in the acquiree; and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the identifiable net assets acquired. If the total of the consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, which is the case of a bargain purchase, the difference is recognized directly in the statement of income.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment.

ii)       Software and development costs

Certain direct development costs associated with internally developed software and software enhancements of the Group’s technology platform is capitalized. Capitalized costs, which occur post determination by management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets when development is complete, and the asset is ready for use, and are amortized on a straight-line basis, during the period which is expected economic benefits generation to the Group. Research and pre-feasibility development costs, as well as maintenance and training costs, are expensed as incurred. In certain circumstances, management may determine that previously developed software and its related expense no longer meets management’s definition of feasible, which could then result in the impairment of such assets.

iii)       Other intangible assets

Separately acquired intangible assets are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date. After initial recognition, intangible assets are stated at cost, less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets other than software are not capitalized and the related expenditure is reflected in the statement of income in the period in which the expenditure is incurred.

The useful life of intangible assets is assessed as finite or indefinite. As of December 31, 2025 and 2024, the Group does not hold indefinite life intangible assets, except for goodwill.

Intangible assets with finite useful lives are amortized over their estimated useful lives and tested for impairment whenever there is an indication that their carrying amount may not be recoverable. The period and method of amortization for intangible assets with finite lives are reviewed at least at the end of each fiscal year or when there are indicators of impairment. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates.

Notes to Consolidated Financial Statements	20

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

The amortization of intangible assets with definite lives is recognized in the statement of income in the expense category consistent with the use of intangible assets. The useful lives of the intangible assets are shown below:

Estimate useful life (years)
3 - 5
Software
Internally developed intangible	3 - 7
Customer list	2 - 8
Trademarks	10 - 20

Gains and losses recognized in profit and loss resulting from the disposal or derecognition of intangible assets are measured as the difference between the net disposal proceeds (if any) and their carrying amount.

(xi)       Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-generating units (CGU's)). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs (or groups of CGUs) that is expected to benefit from the synergies of the combination, which are identified at the operating segment level.

Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at the balance sheet date. The impairment of goodwill recognized in the statement of income is not reversible.

(xii)       Taxes

i)           Current income and social contribution taxes

Each of Group’s entities pay Federal Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) under one of two different methods:

•	Actual Profit Method (“APM”), where the taxpayer calculates both taxes based on its actual taxable income, after computing all income, gains and tax-deductible expenses, including net operating losses of prior years. Taxes calculated under the APM method are due quarterly or annually depending on entity’s adoption through the first collection document of each calendar year. APM annual method requires taxpayers to make monthly prepayments of IRPJ and CSLL during the calendar-year.

•	Presumed Profit Method (“PPM”), where the taxpayer calculates IRPJ and CSLL applying a presumed profit margin over the operating revenues. It is important to emphasize that the profit margin is defined by the Brazilian Revenue Service (“RFB”) according to the type of services rendered and/or goods sold. Under the PPM method, both taxes are due on a quarterly basis and no prepayment is required during the quarters. This method can be adopted only by entities with gross revenue up to an annually revised threshold determined by tax authorities.

The tax rates applicable to APM or PPM are also defined according to entities’ main activity:

•	Federal Income Tax (IRPJ) – tax rate of 15% calculated on taxable income and a surcharge of 10% calculated on the taxable income amount that exceeds R$20 per month (or R$240 annually).

•	Social Contribution on Net Income (CSLL) – tax rate of 9% calculated on taxable income. However, banks (i.e., Banco XP) are subject to a higher CSLL rate of 20%, while all other companies treated as financial entities for tax purposes (i.e., XP CCTVM, XP Serviços Financeiros, XP DTVM and XP Vida e Previdência) are subject to a CSLL rate of 15%.

Notes to Consolidated Financial Statements	21

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

ii)       Deferred income tax and social contribution

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit and loss.

Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences and/or tax losses can be utilized. In accordance with the Brazilian tax legislation, loss carryforwards can be used to offset up to 30% of taxable profit for the year and do not expire.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right and the intention is to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

iii)       Sales and other taxes

Revenues, expenses and assets are recognized net of sales tax, except:

•	When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable.

•	When the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the balance sheet, and net of corresponding revenue or cost/expense, in the statement of income.

Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

•	PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 28) against tax liabilities, as we are acting as tax agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 11) and are offset monthly against Taxes payable and presented net, as the amounts are due to the same tax authority. PIS and COFINS are contributions calculated on two different regimes according to Brazilian tax legislation: cumulative method and non-cumulative method.

The non-cumulative method is mandatory to companies that calculate income tax under the Actual Profit Method (APM). The applicable rates of PIS and COFINS are 1.65% and 7.60%, respectively.

Otherwise, the cumulative method should be adopted by entities under the Presumed Profit Method (PPM) and is also mandatory to financial and insurance companies. The rates applicable to companies under PPM are PIS 0.65% and COFINS 3.00%. Financial entities (i.e., XP CCTVM, XP Serviços Financeiros, Banco XP and XP DTVM) and insurance companies (i.e., XP Vida e Previdência) have a different percentage of COFINS with the surcharge of 1.00%, totaling 4.00%.

•	The tax on services (“ISS”) is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 28) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. Currently, XP Group’s entities are based majorly in the cities of São Paulo and Rio de Janeiro then, revenues perceived by those companies are subject to rates defined by those cities’ laws.

Notes to Consolidated Financial Statements	22

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

(xiii)       Equity security loans

Represent liabilities to return cash proceeds from security lending transactions. Securities lending transactions are used primarily to earn spread income which relates mainly to equity securities received with a fixed term payable, based on the fair value of the securities plus pro rata interest over the period of the equity security loan. Equity securities borrowed are recognized as unrestricted assets on the statement of financial position and may be sold to third parties. The equity security loans are recorded as a trading liability and measured at fair value with any gains or losses included in the income statement under net fair value gains/(losses) on financial instruments (Note 28b).

(xiv)       Debt securities and Borrowings

Debt securities classified as Debentures, Bonds, Promissory Notes and Borrowings are initially recognized at fair value, net of transaction costs incurred, and subsequently carried at amortized cost. Any differences between the proceeds (net of transaction costs) and the total amount payable are recognized in the statement of income over the period of the borrowings using the effective interest rate method.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as interest expense on debt in the statement of income.

(xv)       Accounts payables

Accounts payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

(xvi)       Retirement plans and insurance liabilities

Retirement plans, relates to accumulation of financial resources, called PGBL (Plan Generator of Benefits), a plan that aims at accumulating funds for participant’s retirement in life, and VGBL (Redeemable Life Insurance), a financial product structured as a pension plan. In both products, the contribution received from the participant is applied to a Specially Constituted Investment Fund (“FIE”) and accrues interest based on FIE investments.

Most of the retirement plans offered by the Group do not contain significant insurance risk where the Group accepts significant insurance risk from participants by agreeing to compensate them if a specified uncertain future event adversely affects them. These products also do not contain any discretionary participation features. Therefore, the contracts are accounted for under the scope of IFRS 9 - Financial Instruments (“IFRS 9”).

From April 2024, new retirement products offered by the Group are subject to Superintendency of Private Insurance (“SUSEP”) regulation, which requires the offer of a life annuity option. The introduction of this mandatory life-long income option exposes the Group to significant insurance risk and, accordingly, management concluded that these new contracts meet the definition of insurance contracts and are accounted for under IFRS 17 – Insurance Contracts (“IFRS 17” - VFA).

Retirement contracts issued before this regulatory change do not include a life annuity option and, therefore, do not transfer significant insurance risk to the Group. These contracts continue to be accounted for as investment contracts without discretionary participation features under IFRS 9.

Our insurance products include coverage for decreasing death benefits and terminal and serious illnesses, allowing our customers to purchase lifetime and temporary products. The Group also sells individual life insurance plans, offering our customers the possibility of purchasing the following risk coverage: death, accidental death, disability, and funeral assistance.

To measure contracts that contain a significant insurance risk, the Group uses the General Measurement Model and Variable Fee Approach (VFA) in IFRS 17, considering the characteristics of the contracts:

•	Building Block Approach - BBA: the Group measures insurance contracts issued, without direct participation characteristics. The portfolio of insurance contracts issued is basically composed of profitable life insurance portfolios.

Notes to Consolidated Financial Statements	23

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

•	Variable Fee Approach – VFA: applied to retirement plans contracts with insurance risk. For the contracts measured using the VFA, the OCI option is applied. Since the Group holds the underlying items for these contracts, the use of the OCI option results in the elimination of accounting mismatches, with income or expenses included in profit or loss on the underlying assets held. The amount that exactly matches income or expenses recognized in profit or loss on underlying assets is included in finance income or expenses from insurance contracts issued. The remaining amount of finance income or expenses from insurance contracts issued for the period is recognized in OCI.

The initial recognition of insurance contracts groups is made by the total of the following components:

•	Contractual Service Margin (CSM), which represents the unearned profit that will be recognized as the service is provided by the Group.

•	Fulfillment cash flows, represented by the present value of estimated cash inflows and outflows of resources over the coverage period of the group of insurance contracts, adjusted for non-financial risk. The adjustment for non-financial risk is a compensation required to support the uncertainties of non-financial factors that incorporate in their calculation methodology the factors related to the value and timing of future cash flows.

The insurance contracts assets and liabilities are segregated between:

•	Asset or Liability for Remaining Coverage (LRC): represented by the fulfillment cash flows, adjusted for non-financial risk and the CSM. The periodic amortization of the CSM and losses (or reversals) arising from onerous contracts are recognized in the statement of income, net of Reinsurance. In Insurance Portfolios, the CSM is recognized as the insurance services are provided. The adjustment for non-financial risk is initially recognized against the contractual service margin and its changes are recognized in the statement of income.

•	Asset or Liability for Incurred Claims (LIC): represented by fulfillment cash flows which are related to services already provided, such as claims, and other expenses incurred, pending financial settlement. Changes in the fulfillment cash flows of the LIC, including those resulting from an increase in the amount of claims and expenses incurred in past periods and in the current period, are recognized in the statement of income, net of Reinsurance.

To estimate the fulfillment cash flows and expected profitability of the groups of contracts (CSM), the Group uses actuarial models and assumptions, exercising judgment to define (i) grouping of contracts, (ii) coverage period, (iii) discount rate, (iv) models and confidence levels of the adjustment for non-financial risk, (v) profitability level of insurance contracts groups; and (vi) coverage units.

The main assumptions used are (i) loss ratio; (ii) discount rate; (iii) biometric tables; and (iv) adjustment for non-financial risk. See note 4 for more information.

(xvii)       Provisions

Provisions for legal claims (labor, civil and tax) and other risks are recognized when: (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated. Provisions do not include future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the time elapsed is recognized as interest expense.

(xviii)       Employee benefits

i)              Short-term obligations

Liabilities in connection with short-term employee benefits are measured on a non-discounted basis and are expensed as the related service is provided.

Notes to Consolidated Financial Statements	24

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

The liability is recognized for the expected amount to be paid under the plans of cash bonus or short-term profit sharing if the Group has a legal or constructive obligation of paying this amount due to past service provided by employees and the obligation may be reliably estimated.

ii)       Share-based plan

The establishment of the shared-based plan was approved by the board of Director’s meeting on December 6, 2019.

The Group launched two share-based plans, the Restricted Stock Unit (“RSU”) and the Performance Share Unit (“PSU”). The shared-based plans are designed to provide long-term incentives to certain employees, directors, and other eligible service providers in exchange for their services. For both plans, management commits to grant shares of XP Inc to the defined participants.

The cost of share-based compensation is measured using the fair value at the grant date. The cost is expensed together with a corresponding increase in equity over the service period or on the grant date when the grant relates to past services.

The total amount to be expensed is determined by reference to the fair value of the tranche shares granted at the grant date, which is also based on:

•	Including any market performance conditions;

•	Including the impact of any non-market performance vesting conditions (i.e. remaining an employee of the entity over a specified time), and;

•	Including the impact of any non-vesting conditions (i.e. the requirement for participants to save or hold shares for a specific period of time).

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions have to be satisfied. At the end of each period, the entity revises its estimates of the number of shares that are expected to vest based on the non-market vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in the statement of income, with a corresponding adjustment to equity.

When the shares are vested, the Company transfers the correspondent number of shares to the participant. The shares received by the participants, net of any directly attributable transaction costs (including withholding taxes), are credited directly to equity.

The significant judgments, estimates and assumptions regarding share-based payments and activity relating to share-based payments are discussed further in note 32.

iii)       Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the owners of the Company after certain adjustments, and distributed based on individual and collective performance, including qualitative and quantitative indicators.

Employee profit-sharing terms are broadly established by means of annual collective bargaining with workers’ unions. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(xix)       Other non-financial assets and liabilities

Other non-financial assets and liabilities are recorded on the date the contract that originates them is signed by the Group at their fair values on the transaction date. Other non-financial assets and liabilities are mostly electricity purchase and sale contracts agreed by the Group, through its subsidiary XP Comercializadora de Energia Ltda.

(xx)       Share capital

Common shares are classified in equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Notes to Consolidated Financial Statements	25

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

(xxi)       Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the statement of income on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in capital reserves. The cancellation of treasury shares is recorded as a reduction in treasury shares against capital reserves, at the average price of treasury shares at the cancellation date.

(xxii)       Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary and preferred shares by the weighted average number of ordinary and preferred shares outstanding during the year, adjusted for bonus elements in ordinary and preferred shares issued during the year and excluding treasury shares (Note 33).

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after-income tax effect of interest and other financing costs associated with dilutive potential common and preferred shares, and the weighted average number of additional common and preferred shares that would have been outstanding assuming the conversion of all dilutive potential common  and preferred shares (Note 33).

(xxiii)       Revenue and income

1)       Revenue from contracts with customers

Revenue is recognized when the Group has transferred control of the services to the customers, in an amount that reflects the consideration the Group expects to collect in exchange for those services.

The Group applies the following five steps: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when or as the entity satisfies a performance obligation. Revenue is recognized net of taxes collected from customers, which are subsequently remitted to governmental authorities.

The Group has discretion to involve and contract a third-party provider in providing services to the customer on its behalf. The Group presents the revenues and associated costs to such third-party providers on a gross basis where it is deemed to be the principal and on a net basis where it is deemed to be the agent.  Generally, the Group is deemed to be the principal in these arrangements because the Group controls the promised services before they are transferred to customers, and accordingly presents the revenue gross of related costs.

The Group main types of revenues contracts are:

i)       Brokerage commission

Brokerage commission revenue consists of revenue generated through commission-based brokerage services on each transaction carried out on, for example, the stock exchanges for customers, recognized at a point in time (trade date) as the performance obligation is satisfied.

ii)       Securities placement

Securities placement revenue refers to fees and commissions earned on the placement of a wide range of securities on behalf of issuers and other capital raising activities, such as mergers and acquisitions, including related finance advisory services. The act of placing the securities is the sole performance obligation and revenue is recognized at the point in time when the underlying transaction is complete under the engagement terms, and it is probable that a significant revenue reversal will not occur.

Notes to Consolidated Financial Statements	26

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

iii)       Management fees

Management fees relate substantially to (i) services as investments advisor from funds, investment clubs and wealth management; and (ii) distributions of quotas from investments funds managed by others. Revenue is recognized over the period of time when this performance obligation is delivered, and generally based on an agreed-upon fixed percentage of the net asset value of each fund on a monthly basis. A part of management fees is performance-based (performance fees), which are recognized for the delivery of asset management services and calculated based on appreciation of the net asset value of the funds, subject to certain thresholds, such as internal rates of returns or hurdle rates in accordance with the terms of the fund’s constitution. Performance fees, which includes variable consideration, are only recognized after an assessment of the facts and circumstances and when it is highly probable that significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty is resolved.

iv)       Insurance brokerage fee

Refers to insurance brokerage, capitalization, retirement plans and health insurance through the intermediation of the sale of insurance services.

Revenues are recognized after the provision of brokerage services to insurers. Products that were sold through XP Corretora de Seguros are inspected monthly, and amounts received from commission are recognized as revenue at a point in time as the performance obligation is satisfied.

v)       Commissions fees

Commissions fees are recognized when XP provides or offers services to customers, in an amount that reflects the consideration XP expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred.

a.       Interchange fee

Interchange fees revenue represents fees for authorizing and providing settlement on credit and debit card transactions processed through the Visa networks and is determined as a variable percentage - depending on the type of establishment in which the customer buys - of the total payment processed when the Group’s customers use XP’s cards. The fees are recognized on completion of the transaction and once the Group has completed its performance obligations under the contract.

vi)       Other services

Other services refer to revenue related to finance advisory services, advertisements on the Group’s website and sponsorship on events held by the Group.

2)       Net income from financial instruments

Net income from financial instruments includes realized gains and losses on the sales of investments, unrealized gains and losses resulting from our investments measured at fair value and interest earned on both cash balances and investments in connection with our trading activities. These gains and losses are outside the scope of IFRS 15 but in scope of IFRS 9 – Financial Instruments, and the related accounting policies are disclosed above.

4  Significant accounting judgements, estimates and assumptions

The preparation of the financial statements according to accounting policies described in Note 3 requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts for assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Information about uncertainties on assumptions and estimates that have a significant risk of resulting in a material adjustment in the future fiscal year is included as follows:

Notes to Consolidated Financial Statements	27

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

(i)       Estimation fair value of certain financial assets

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

(ii)       Expected credit losses on financial assets

The expected credit losses for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s history and existing market conditions, as well as forward-looking estimates at the end of each reporting period.

(iii)       Recognition of deferred tax asset for carried-forward tax losses

Deferred tax assets are recognized for all unused tax losses to the extent that sufficient taxable profit will likely be available to allow the use of such losses. Significant judgment from management is required to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies.

The Group has concluded that the deferred assets will be recoverable using the estimated future taxable income based on the approved business plans and budgets for the subsidiaries where a deferred tax asset has been recognized.

(iv)       Property and equipment and intangible assets useful lives

Property and equipment and intangible assets include the use of estimates to determine the useful life for depreciation and amortization purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.

(v)       Impairment of non-financial assets, including goodwill

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. Intangible assets with indefinite useful lives and goodwill are tested for impairment annually at the level of the cash generating units (“CGUs”), as appropriate, and when circumstances indicate that the carrying value may be impaired.

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Technological obsolescence, suspension of certain services and other changes in circumstances that demonstrate the need for recording a possible impairment are also regarded in estimates.

(vi)       Provision for contingent liabilities

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceedings is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

Provisions are made when the risk of loss of judicial or administrative proceedings is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. They are fully or partially reversed when the obligations cease to exist or are reduced. Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

(vii)       Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of the share option or appreciation right.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events.

Notes to Consolidated Financial Statements	28

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

(viii)       Retirement plans and insurance liabilities (under the scope of IFRS 17)

(i) Retirement plans contracts (“VFA”)

The assumptions used to measure retirement plans contracts are as follows, and are reviewed periodically, based on best practices and analysis of the Group's experience:

a) Discount rates:

For cashflows arising from retirement plans contracts with insurance risk with direct participation features, the Company applies the Variable Fee Approach (VFA). In such cases, in accordance with IFRS 17, the discount rate reflects the variability of the returns on the underlying items and is constructed based on a nominal risk-free yield curve. The Company adopts the PRE-ETTJ (nominal yield-curve) as the reference rate, given its greater consistency with the characteristics of the underlying assets of the pension portfolio, which are predominantly correlated with the CDI and therefore aligned with nominal interest rate structures.

(b)          Fulfillment cash flows:

For the retirement plans portfolio (PGBL and VGBL products), during the accumulation phase, account balances are projected until the expected retirement date, at which point the accumulated amounts are converted into annuity payments in accordance with the conversion-rate assumption. After the conversion, the cash flows reflect the estimated benefit payments according to the annuity type assumptions adopted by the Group. The projected cash flows include, primarily: contributions, commissions, surrender values, administrative/operational expenses, benefits, and claim-related expenses.

(c)          Adjustment for non-financial risk:

The methodology for the non-financial risk adjustment described below is also applied to the retirement plans portfolio (Value-at-Risk (VaR) and stochastic simulations via Monte Carlo). For this portfolio, the simulations incorporate stochastic shocks to mortality assumptions and to the annuity-conversion rate, capturing the variability and uncertainty inherent to the cash flows projected throughout the contractual lifecycle (accumulation, conversion, and annuity payment phases).

(ii) Insurance contracts (“BBA”)

The assumptions used to measure insurance contracts are as follows, and are reviewed periodically, based on best practices and analysis of the Group's experience:

(a)          Discount rates:

For cash flows of insurance contracts without participation features, the approach adopted to determine the discount rates was the Bottom-up approach. This approach considers a risk-free interest rate structure, using the parameters of the IPCA (Brazilian inflation index) curve, provided by ANBIMA, adding an adjustment to reflect the illiquidity premium of insurance contracts. The illiquidity premium was determined as the difference between the risk spread of the debentures traded and the credit risk associated with these debentures, measured using an estimate of expected losses based on data disclosed by risk-rating agencies. To reflect the illiquidity characteristic of insurance contracts, the proportion of cancellation volume over the Company's premium volume in each period analyzed was used as a parameter for the numerical estimate of this behavior.

(b)          Fulfillment cash flows:

The Group models and estimates the fulfillment cash flows segregating them between LRC and LIC. The portfolios of insurance contracts were defined considering risks with similar characteristics and when the contracts included in these portfolios are managed together, ensuring that the cash flow projection is consistent from a statistical point of view. The assumptions used in the construction of these cash flows also take into account the level characteristics and particularities of each portfolio.

Fulfillment cash flows of the LRC were projected using a deterministic model, in an unbiased way, considering the expected cash inflows and outflows, taking into consideration the characteristics of the products calculated by each model. For the LIC, the volume of expected claims to be paid is represented by the claims projected up to the payment date. The claims reserves are liabilities constituted to honor future commitments on behalf of the Group’s policyholders.

Notes to Consolidated Financial Statements	29

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

(c)          Adjustment for non-financial risk:

The Risk Adjustment was determined using a Value at Risk (VaR) method, based on a quartile analysis. This approach uses a particular confidence level in the VaR methodology. The best estimate of future cash flows is calculated using different scenarios (incorporating a determined level of uncertainty in these scenarios as a result of non-financial risk). The stochastic simulations of the parameters applied in the model for calculating the present value of the best estimate of cash flows also consider a reference distribution of the best estimate of cash flows.

The Group applies a confidence level set at 85%, reflecting the Group's risk appetite and VaR is used to determine the best estimate of the cash flows corresponding to this percentile.

5  Group structure

(i)       Subsidiaries

The following are the direct and indirect interests of Company in its subsidiaries for the purposes of these consolidated financial statements:

% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2025	2024	2023
Directly controlled
XPAC Sponsor LLC	Cayman	Special Purpose Acquisition (SPAC) Sponsor	100.00%	100.00%	100.00%
XProject LTD	Cayman	Holding	100.00%	100.00%	100.00%
XP Holding International LLC	USA	International financial holding	100.00%	100.00%	100.00%
XP Advisory US	USA	Investment advisor	100.00%	100.00%	100.00%
XP Holding UK Ltd	UK	International financial holding	100.00%	100.00%	100.00%
XP Finance Holding S.A. (vi)	Brazil	Financial holding	100.00%	100.00%	100.00%
Indirectly controlled
XP Investimentos S.A.	Brazil	Holding	100.00%	100.00%	100.00%
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.	Brazil	Broker-dealer	100.00%	100.00%	100.00%
XP Vida e Previdência S.A. (ii)	Brazil	Retirement plans and insurance	100.00%	100.00%	100.00%
Banco XP S.A.	Brazil	Multipurpose bank	100.00%	100.00%	100.00%
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda.	Brazil	Digital content services	100.00%	100.00%	100.00%
Tecfinance Informática e Projetos de Sistemas Ltda.	Brazil	Rendering of IT services	99.70%	99.70%	99.70%
XP Corretora de Seguros Ltda.	Brazil	Insurance broker	99.99%	99.99%	99.99%
XP Gestão de Recursos Ltda.	Brazil	Asset management	95.76%	95.80%	95.50%
XP Finanças Assessoria Financeira Ltda.	Brazil	Investment consulting services	99.99%	99.99%	99.99%
Infostocks Informações e Sistemas Ltda.	Brazil	Mediation of information systems	100.00%	100.00%	100.00%
XP Advisory Gestão Recursos Ltda.	Brazil	Asset management	95.55%	99.53%	99.53%
XP Vista Asset Management Ltda.	Brazil	Asset management	99.99%	99.99%	99.99%
XP Controle 4 Participações S.A.	Brazil	Insurance holding	100.00%	100.00%	100.00%
XP Investments UK LLP	UK	Inter-dealer broker and Organized Trading Facility (OTF)	100.00%	100.00%	100.00%
XP Private Holding UK Ltd	UK	Investment Advisor	— %	100.00%	100.00%
Notes to Consolidated Financial Statements	30

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2025	2024	2023
XP Investments US, LLC	US	Broker-dealer	100.00%	100.00%	100.00%
XP PE Gestão de Recursos Ltda.	Brazil	Asset management	98.00%	97.90%	98.10%
XP Allocation Asset Management Ltda.	Brazil	Asset management	99.96%	99.97%	99.97%
XP Eventos Ltda.	Brazil	Media and events	100.00%	100.00%	100.00%
DM10 Corretora de Seguros Ltda.	Brazil	Insurance broker	— %	— %	100.00%
XP Comercializadora de Energia Ltda.	Brazil	Energy trading	100.00%	100.00%	100.00%
XP Distribuidora de Títulos e Valores Mobiliários	Brazil	Securities dealer	100.00%	100.00%	100.00%
Instituto de Gestão e Tecnologia da Informação Ltda.	Brazil	Educational content services	100.00%	100.00%	100.00%
Xtage Intermediação S.A.	Brazil	Digital assets	100.00%	100.00%	100.00%
XP Administradora de Benefícios Ltda.	Brazil	Individual health plan intermediation	100.00%	100.00%	100.00%
XP Corretora de Seguros Riscos	Brazil	Retirement plans and insurance	100.00%	100.00%	100.00%
XP Representação Seguros Ltda.	Brazil	Insurance broker	100.00%	100.00%	100.00%
Banco Modal S.A. (iii)	Brazil	Multipurpose bank	— %	100.00%	100.00%
Modal Assessoria Financeira Ltda.	Brazil	Investment consulting services	100.00%	100.00%	100.00%
XP Serviços Financeiros DTVM Ltda. (v)	Brazil	Securities dealer	100.00%	100.00%	100.00%
Modalmais Treinamento e Desenvolvimento Ltda.	Brazil	Professional training services	— %	— %	100.00%
XP Holding Participações	Brazil	Insurance broker	— %	100.00%	100.00%
Eleven Serviços de Consultoria e Análise S.A. (iii)	Brazil	Investment consulting services	— %	100.00%	100.00%
Banking and Trading Desenvolvimento de Sistemas Ltda. (“Carteira Global”)	Brazil	Softwares development services	— %	— %	100.00%
Refinaria de Dados – Análise de Dados Ltda.	Brazil	Digital content services	— %	— %	100.00%
Hum Bilhão Educação Financeira Ltda.	Brazil	Digital content services	— %	— %	100.00%
Vaivoa Educação Financeira Ltda.	Brazil	Digital content services	— %	— %	100.00%
Modal As a Service S.A.	Brazil	Financial services	— %	— %	100.00%
Galapos Consultoria e Participações Ltda.	Brazil	Consulting services	100.00%	100.00%	100.00%
W2D Tecnologia e Soluções Ltda.	Brazil	Rendering of IT services	— %	— %	100.00%
XP Controle 5 Participações Ltda.	Brazil	Holding	100.00%	100.00%	100.00%
XP Sports Asset Management Ltda.	Brazil	Asset management	100.00%	100.00%	100.00%
Consolidated investments funds
Aetos Energia Fundo de Investimento em Direitos Creditórios	Brazil	Investment fund	100.00%	100.00%	100.00%
Araca Fim Cred Priv (iii)	Brazil	Investment fund	— %	100.00%	— %
Aurea Extrema Logística Fundo de Investimento Imobiliário	Brazil	Investment fund	67.35%	100.00%	— %
Correspondente Banqueiro Consignados INSS Fundo de Investimento em Direitos Creditórios – Resp Ltda	Brazil	Investment fund	100.00%	100.00%	— %
Cactos Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada	Brazil	Investment fund	100.00%	100.00%	— %
Consignado Público XP Fundo de Investimento em Direitos Creditórios	Brazil	Investment fund	100.00%	100.00%	100.00%
Credit Restructuring Fundo de Investimento em Direitos Creditórios	Brazil	Investment fund	100.00%	100.00%	— %
Notes to Consolidated Financial Statements	31

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2025	2024	2023
Credit Restructuring II Fundo de Investimento em Direitos Creditórios Responsabilidade Limitada	Brazil	Investment fund	100.00%	100.00%	— %
Falx Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Fundo de Investimento em Cotas Multimercado Solar	Brazil	Investment fund	95.65%	100.00%	— %
Fundo de Investimento em Participações Novo Hotel Botafogo Empresas Emergentes	Brazil	Investment fund	100.00%	100.00%	— %
Gladius Fundo de Investimento Multimercado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Scorpio Debentures Incentivadas Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	100.00%
SMF Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	100.00%
Javelin Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Frade Fundo de Investimento em Cotas de Fundos de Investimento em Direitos Creditórios NP	Brazil	Investment fund	100.00%	100.00%	100.00%
Frade III Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	100.00%
Coliseu Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Makhaira Fundo de Investimento Multimercado Crédito Privado Longo Prazo (iii)	Brazil	Investment fund	— %	100.00%	— %
NIMROD Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
XP High Yield Fund SP	Cayman	Investment fund	— %	— %	100.00%
XP International Fund SPC - XP Multistrategy Fund SP	Cayman	Investment fund	100.00%	100.00%	100.00%
XP Plêiades Fundo de Investimento em Participações Multiestratégia (iv)	Brazil	Investment fund	100.00%	100.00%	100.00%
XP Alesia Fund SP CL Shares - Brazil Internacional Fund SPC.	Cayman	Investment fund	100.00%	100.00%	100.00%
Newave Fundo de Investimento em Participações Multiestratégia	Brazil	Investment fund	— %	— %	— %
Endor Fundo de Investimento em Participações Multiestratégia Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
XP Phalanx CT Fund (iii)	Cayman	Investment fund	— %	100.00%	100.00%
MM Macadâmia FIM CP IE	Brazil	Investment fund	100.00%	100.00%	100.00%
MM Hedge Icon	Nassau	Investment fund	100.00%	99.37%	99.37%
Fundo de Investimento Imobiliário Desenvolvimento 1 Modalmais	Brazil	Investment fund	98.71%	100.00%	100.00%
Fundo de Investimento em Participações Chardonnay Capital Semente	Brazil	Investment fund	100.00%	100.00%	100.00%
KSM Realty - Fundo de Investimento em Participações Multiestratégia	Brazil	Investment fund	100.00%	100.00%	100.00%
Suécia I Fundo de Investimento Multimercado	Brazil	Investment fund	100.00%	100.00%	100.00%
Suécia II Fundo de Investimento Multimercado	Brazil	Investment fund	100.00%	100.00%	100.00%
Kopis Fundo de Investimento Multimercado Crédito Privado Longo Prazo (ii)	Brazil	Investment fund	100.00%	— %	— %
Home Equity Fundo de Investimento em Direitos Creditórios (ii)	Brazil	Investment fund	100.00%	— %	— %
XP Nix Fundo de Investimento em Infraestrutura (ii)	Brazil	Investment fund	100.00%	— %	— %
Energia Fundo de Investimento em Direitos Creditórios (ii)	Brazil	Investment fund	100.00%	— %	— %
Bari Capital Renda Fundo de Investimento Imobiliário (ii)	Brazil	Investment fund	100.00%	— %	— %
Aspis Fundo de Investimento Multimercado Crédito Privado (ii)	Brazil	Investment fund	100.00%	— %	— %
Fundo de Investimento em Direitos Creditórios FGTS Vision (ii)	Brazil	Investment fund	100.00%	— %	— %
Notes to Consolidated Financial Statements	32

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2025	2024	2023
Beta Fundo de Investimento em Cotas de Direitos Creditórios (ii)	Brazil	Investment fund	100.00%	— %	— %
Dao Crédito High Grade Fundo de Investimento em Renda Fixa Crédito Privado (ii)	Brazil	Investment fund	100.00%	— %	— %
Giant Zarathustra Classic FIC Multimercado (ii)	Brazil	Investment fund	100.00%	— %	— %
Giant Zarathustra IV FIC Multimercado (ii)	Brazil	Investment fund	100.00%	— %	— %

(i)	The percentage of participation represents the Group’s interest in total capital and voting capital of its subsidiaries.

(ii)	New subsidiaries and investment funds incorporated in the year.

(iii)	Subsidiaries and investment funds closed or consolidated by other funds/companies during the year.

(iv)	XP Managers Fundo de Investimento em Participações Multiestratégia changed its legal name to XP Plêiades Fundo de Investimento em Participações Multiestratégia.

(v)	Modal Distribuidora de Títulos e Valores Mobiliários Ltda. changed its legal name to XP Serviços Financeiros DTVM Ltda.

(vi)	XP Controle 3 Participações S.A. changed its legal name to XP Finance Holding S.A.

(ii) Business combinations, acquisition of associates and other developments

(a)       Minority stake acquisitions

During the year ended December 31, 2023, XP Inc. entered in agreements through its subsidiary XP Controle 5 Participações Ltda. to acquire minority stakes in Monte Bravo Holding JV S.A. (“Monte Bravo”), Blue3 S.A. (“Blue3”) and Ável Participações Ltda. (“Ável”). These companies were part of XP Inc’s IFAs network. The total fair value consideration recorded for those acquisitions is R$784,743, including the goodwill in a total amount of R$487,671 (Note 14). As of December 31, 2025, from the total fair value consideration: (i) R$45,000 was paid during 2023, (ii) R$669,521 was paid during 2024 (including monetary correction on this amount), (iii) R$35,518 was paid during 2025 (including monetary correction on this amount) and (iv) there is a remaining amount of R$42,220 recorded through accounts payable (including monetary correction on this amount), which was paid in January 2026. See note 37(ii)(iii).

During the year ended December 31, 2024, XP Inc. entered in agreements through its subsidiary XP Controle 5 Participações Ltda. to acquire minority stakes in other three IFAs. The total fair value consideration recorded for those acquisitions is R$416,281, including the goodwill in a total amount of R$200,752 (Note 14). As of December 31, 2025, from the total fair value consideration: (i) R$225,766 was paid in cash during 2024, (ii) R$106,412 was settled through the private issuance of XP Inc Class A shares (see note 24a), (iii) there is an amount equal to R$17,227 recorded through contingent consideration (Note 19(b)), (iv) R$46,442 was paid in cash during 2025 (including monetary correction on this amount) and (v) there is a remaining amount of R$16,932 recorded through accounts payable (including monetary correction on this amount). See note 37(ii)(iii).

During the year ended December 31, 2025, XP Inc., through its subsidiary XP Controle 5 Participações Ltda., acquired minority stakes in other IFAs of its IFAs network. The total fair value consideration recorded for those acquisitions is R$325,502, including the preliminary goodwill in a total amount of R$155,835. The total fair value consideration of R$325,502 was paid in cash during 2025.

The goodwill recognized in those transactions is mainly attributable to expected synergies arising from the investments. Preliminary goodwill presented refers to acquisitions completed less than one year since the acquisition date, in which the Group is obtaining the information necessary to measure the goodwill arising from these acquisitions.

(b)       Other developments

(i)       Presentation improvements for foreign exchange portfolios

The Group has changed the presentation of foreign exchange transactions, which are accounted for under “Other financial assets and liabilities”, applying the offsetting of asset and liability positions that meet the requirements of item 42 of IAS 32.

(ii)       Completion of Banco Modal’s incorporation process

On September 1, 2025, the Brazilian Central Bank approved the incorporation of Banco Modal’s assets and liabilities into Banco XP. As a result, Banco Modal was extinguished. This transaction has no impact on the Group’s financial position or results of operations.

Notes to Consolidated Financial Statements	33

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

(iii)       Termination of Group’s operations in the UK

On December 23, 2025, the Group submitted a request to the United Kingdom Companies House to place its subsidiaries, XP Holding UK and XP Investments UK, into liquidation.

As of December 31, 2025, these entities no longer have licenses to run operations in the UK, as well as do not have any assets, liabilities or employees registered.

The group is awaiting approval from Companies House for the liquidation processes of these entities, which is expected to occur in 2026 with retroactive effects to the date of requesting.

6  Securities purchased (sold) under resale (repurchase) agreements

a)       Securities purchased under resale agreements

	2025	2024

Collateral held	3,295,803	3,163,705
Brazilian sovereign bonds (i)	2,530,502	3,020,502
Corporate debt – local	573,982	27,560
Real estate–backed instruments	101,281	11,073
Other	90,038	104,570

Collateral repledge	11,866,126	18,895,796
Brazilian sovereign bonds (i)	260,629	11,297,972
Corporate debt – local	8,761,184	4,304,132
Real estate–backed instruments	1,729,958	1,982,544
Agribusiness–backed instruments	—	120,652
Interbank deposits certificates (CDIs) (ii)	632,257	815,302
Other	482,098	375,193

Collateral sold	1,903,735	—
Brazilian sovereign bonds	1,903,735	—

Expected credit loss (iii)	(2,565)	(2,364)

Total	17,063,099	22,057,137

(i)	Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated mainly in the subsidiaries XP CCTVM, Banco XP and in proprietary funds.

(ii)	Refers to fixed-rate fixed-income assets, which are low-risk investments collateral-backed.

(iii)	The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 13.

As of December 31, 2025, securities purchased under resale agreements were carried out at average interest rates of 15.44% p.a. (12.30% p.a. as of December 31, 2024).

As of December 31, 2025, the amount of R$3,518,460 (December 31, 2024 – R$2,885,843) from the total amount of collateral held portfolio and interbank deposits certificates, is being presented as cash equivalents in the statements of cash flows.

b)       Securities sold under repurchase agreements

	2025	2024

Brazilian sovereign bonds	21,595,733	45,871,065
Corporate debt – local	22,607,747	14,889,816
Real estate–backed instruments	7,336,475	9,260,382
Agribusiness–backed instruments	1,544,830	1,741,369
Corporate debt – foreign	5,629,084	—
Other	—	17,088
Total	58,713,869	71,779,721
Notes to Consolidated Financial Statements	34

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

As of December 31, 2025, securities sold under repurchase agreements were agreed with average interest rates of 14.41% p.a. (December 31, 2024 – 11.85% p.a.).

7  Securities

a)       Securities classified at fair value through profit and loss are presented in the following table:

	2025				2024
	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)

Financial assets
At fair value through profit or loss
Brazilian sovereign bonds	55,596,263	56,313,856	51,911,967	4,401,889	48,446,247	46,736,162	43,953,459	2,782,703
Foreign sovereign bonds	1,814,964	1,818,020	1,818,020	—	—	—	—	—
Real estate–backed instruments	4,389,266	4,276,576	4,276,495	81	4,846,140	4,753,274	4,750,468	2,806
Agribusiness–backed instruments	4,842,682	4,830,980	4,822,577	8,403	1,441,364	1,394,074	1,384,557	9,517
Corporate debt – local	17,090,433	17,178,981	16,035,155	1,143,826	13,342,497	13,012,139	12,412,639	599,500
Corporate debt – foreign	8,245,936	7,987,265	7,987,265	—	8,414,822	8,219,727	8,219,727	—
Bank funding instruments (CDB)	455,242	463,133	366,143	96,990	648,781	661,664	481,083	180,581
Bank funding instruments (Others)	1,411,719	1,515,827	89,224	1,426,603	534,961	583,840	32,865	550,975
Structured notes	42,161	50,076	50,076	—	15,940	20,546	20,546	—
Investment funds	96,353,891	96,353,891	11,300,338	85,053,553	65,840,498	65,840,498	4,347,570	61,492,928
Equity securities	7,613,050	7,613,050	7,170,531	442,519	2,495,570	2,495,570	2,183,047	312,523
Others (iii)	430,697	432,405	422,864	9,541	6,305,237	6,267,920	6,135,507	132,413
Total	198,286,304	198,834,060	106,250,655	92,583,405	152,332,057	149,985,414	83,921,468	66,063,946

(i)	Most of those financial products represent retirement plans contracts and do not transfer substantial insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and an asset of the participant in the linked Specially Constituted Investment Fund (“FIE”). In addition to the assets presented segregated above, as retirement plan assets, the Group has proprietary assets to guarantee the solvency of our insurance and pension plan operations, under the terms of CNSP Resolution No. 432/2021, presented as Group portfolio, within the investment funds line. As of December 31, 2025, those assets represent R$ 123,761 (December 31, 2024 - R$ 84,334).

(ii)	Bank funding instruments (CDB) include R$90,443 (December 31, 2024 – R$ 69,224) presented as cash equivalents in the statements of cash flows.

(iii)	Mainly related to bonds issued and traded overseas and other securities.

b)       Securities at fair value through other comprehensive income are presented in the following table:

	2025			2024
	Gross carrying amount	Fair value adjustments through OCI	Fair value	Gross carrying amount	Fair value adjustments through OCI	Fair value

Financial assets
At fair value through other comprehensive income
Brazilian sovereign bonds	39,785,892	(742,177)	39,043,715	49,357,469	(2,376,462)	46,981,007
Foreign sovereign bonds	3,179,468	165	3,179,634	3,893,441	5,533	3,898,974
Total	42,965,360	(742,012)	42,223,349	53,250,910	(2,370,929)	50,879,981

The amount reclassified upon derecognition from accumulated OCI to the Group’s consolidated statement of income, in “Net income/(loss) from financial instruments at fair value through profit or loss”, for the period was R$ 65,250 (December 31, 2024 - R$ 229,599)..

Notes to Consolidated Financial Statements	35

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

c)       Securities evaluated at amortized cost are presented in the following table:

	2025			2024
	Gross carrying amount	Expected credit loss (i)	Book value	Gross carrying amount	Expected credit loss (i)	Book value

Financial assets
At amortized cost
Brazilian sovereign bonds	2,221,521	—	2,221,521	—	—	—
Foreign sovereign bonds	282,696	(3)	282,693	—	—	—
Agribusiness–backed instruments	476,312	(2,191)	474,121	212,102	(547)	211,555
Corporate debt – local	4,455,395	(26,798)	4,428,597	2,638,006	(13,415)	2,624,591
Total	7,435,924	(28,992)	7,406,932	2,850,108	(13,962)	2,836,146

(i)	The reconciliation of gross carrying amount and the expected credit losses segregated by stages are presented in the Note 13.

d)       Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

	2025		2024
	Gross carrying amount	Fair value	Gross carrying amount	Fair value

Financial liabilities
At fair value through profit or loss
Securities (i)	20,388,644	20,388,644	14,830,405	14,830,405

(i)	Mainly related to stock loan operations carried out through the Group's proprietary funds.

e)       Debentures designated at fair value through profit or loss are presented in the following table:

On May 6, 2021, XP Investimentos, issued non-convertible debentures, in the aggregate amount of R$500,018, and designated this instrument as fair value through profit or loss in order to align it with the Group’s risk management and investment strategy. The principal amount is due on April 10, 2036. The accrued interest is payable every month from the issuance date and is calculated based on the IPCA (Brazilian inflation index) plus 5% p.a.

	2025		2024
	Gross carrying amount	Fair value	Gross carrying amount	Fair value

Financial liabilities
At fair value through profit or loss	650,975	654,815	623,619	422,971
Corporate debt - local	650,975	654,815	623,619	422,971

Unrealized gains/(losses) due to own credit risk for liabilities for which the fair value option has been elected are recorded in other comprehensive income. The debenture’s own credit risk is calculated as the difference between its yield and its benchmark rate for similar Brazilian federal securities. Gain/(losses) due to own credit risk were not material for the period ended December 31, 2025.

Notes to Consolidated Financial Statements	36

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

f)       Securities classified by maturity:

	Assets		Liabilities
	2025	2024	2025	2024

Financial assets
At fair value through PL and at OCI
Current	129,999,761	100,930,547	20,388,644	14,830,405
Non-stated maturity	103,966,940	68,336,068	20,388,644	14,830,405
Up to 3 months	16,750,622	7,800,480	—	—
From 4 to 12 months	9,282,199	24,793,999	—	—

Non-Current	111,057,648	99,934,848	654,815	422,971
After one year	111,057,648	99,934,848	654,815	422,971

Evaluated at amortized cost
Current	2,696,669	87,633	—	—
Up to 3 months	1,930,685	9,457	—	—
From 4 to 12 months	765,984	78,176	—	—

Non-Current	4,710,263	2,748,513	—	—
After one year	4,710,263	2,748,513	—	—

Total	248,464,341	203,701,541	21,043,459	15,253,376

The reconciliation of expected loss to financial assets at amortized cost segregated by stage is demonstrated in Note 13.

8  Derivative financial instruments and hedging activities

The Group trades derivative financial instruments with various counterparties to manage its overall exposures (interest rate, foreign currency and fair value of financial instruments) and to assist its customers in managing their own exposures.

Below is the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity as of December 31, 2025 and 2024:

		2025
	Notional	Fair value	%	Up to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years

Assets
Option contracts	3,055,103,887	13,520,972	33%	2,631,248	6,012,043	4,877,594	87
Swap contracts	914,003,115	20,361,017	50%	3,906,979	1,149,103	11,540,141	3,764,794
Forward contracts	131,460,114	1,071,790	3%	937,529	14,282	57,942	62,037
Future contracts	209,334,260	5,966,802	14%	15,143	1,532,495	4,108,917	310,247
Total	4,309,901,376	40,920,581	100%	7,490,899	8,707,923	20,584,594	4,137,165

Liabilities
Option contracts	2,923,722,965	17,264,242	46%	1,303,303	7,100,530	5,280,495	3,579,914
Swap contracts	862,383,442	14,937,416	40%	1,857,900	1,393,812	10,515,355	1,170,349
Forward contracts	144,316,614	1,681,224	4%	1,084,705	366,860	192,055	37,604
Future contracts	304,575,581	3,664,058	10%	26,793	1,044,120	2,360,069	233,076
Total	4,234,998,602	37,546,940	100%	4,272,701	9,905,322	18,347,974	5,020,943
Notes to Consolidated Financial Statements	37

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

		2024
	Notional	Fair value	%	Up to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years

Assets
Option contracts	2,538,687,746	18,760,746	41%	5,326,134	12,239,761	1,194,830	21
Swap contracts	758,053,043	21,743,021	47%	2,296,009	606,502	14,206,015	4,634,495
Forward contracts	24,701,643	2,692,354	6%	2,058,810	605,517	13,535	14,492
Future contracts	22,759,253	3,003,675	6%	134,803	1,269,006	1,487,548	112,318
Total	3,344,201,685	46,199,796	100%	9,815,756	14,720,786	16,901,928	4,761,326

Liabilities
Option contracts	2,441,605,116	22,034,604	55%	5,905,967	8,037,327	4,822,139	3,269,171
Swap contracts	825,780,642	14,000,255	35%	2,501,045	1,106,887	6,082,330	4,309,993
Forward contracts	28,290,772	2,083,292	5%	2,008,234	72,285	2,319	454
Future contracts	397,042,853	1,929,536	5%	97,829	917,878	831,693	82,136
Total	3,692,719,383	40,047,687	100%	10,513,075	10,134,377	11,738,481	7,661,754
Notes to Consolidated Financial Statements	38

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

	2025		2024
	Notional (i)	Fair value	Notional (i)	Fair value

Swap contracts
Assets
Commodities	2,244,350	95,115	70,637	7,486
Foreign exchange	60,549,711	3,583,555	48,173,431	2,336,907
Interest	821,149,048	14,657,464	708,886,668	19,137,399
Share	30,060,006	2,024,883	922,307	261,229
Liabilities
Commodities	1,952,740	(48,201)	1,928,902	(204,422)
Foreign exchange	34,241,157	(1,574,705)	48,091,014	(2,332,909)
Interest	789,512,985	(12,134,315)	762,360,740	(7,667,588)
Share	36,676,560	(1,180,195)	13,399,986	(3,795,336)
Forward contracts
Assets
Commodities	4,791,603	60,659	—	—
Foreign exchange	124,996,692	420,217	14,082,204	2,233,794
Share	681,240	581,240	—	—
Interest	990,579	9,674	10,619,439	458,560
Liabilities
Commodities	4,621,730	(72,952)	—	—
Foreign exchange	136,860,587	(309,570)	17,671,333	(1,624,732)
Interest	1,759,346	(1,284,289)	10,619,439	(458,560)
Share	1,074,951	(14,413)	—	—
Future contracts
Assets
Commodities	18,811,916	8,655	8,457,954	1,000,458
Foreign exchange	22,610,678	171,319	433,824	1,264
Interest	167,526,834	5,786,166	9,856,454	1,456,514
Share	384,832	662	4,011,021	545,439
Liabilities
Commodities	28,191,142	(15,874)	86,833,282	(430,031)
Foreign exchange	16,866,362	(50,492)	17,679,727	(50,786)
Interest	259,471,046	(3,597,542)	91,070,059	(451,014)
Share	47,031	(150)	201,459,785	(997,705)
Option contracts
Assets
Commodities	20,592,062	310,526	1,542	163
Foreign exchange	72,853,018	3,315,588	9,565,942	714,593
Interest	2,831,484,361	3,165,811	2,528,806,657	17,978,224
Share	130,174,446	6,729,047	313,605	67,766
Liabilities
Commodities	200,509,247	(504,494)	3,492	(25)
Foreign exchange	74,802,937	(4,438,639)	175,548	(526,549)
Interest	2,586,274,296	(932,898)	2,440,966,741	(15,167,264)
Share	62,136,485	(11,388,211)	459,335	(6,340,766)

Assets		40,920,581		46,199,796
Liabilities		(37,546,940)		(40,047,687)
Net		3,373,641		6,152,109

(i)	Notional amounts represent the sum of gross long and short derivative contracts and provide an indication of the volume of the Group’s derivative activity. They do not represent anticipated losses or actual exposure. For most derivative contracts, the notional amount is not exchanged and it serves solely as a reference amount used to calculate payments between the parties.

Notes to Consolidated Financial Statements	39

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Derivatives designated as hedges

XP Inc. applies hedge accounting to certain derivatives when these instruments are used to hedge exposures that meet the criteria for hedge accounting under IFRS 9 – Financial Instruments. However, the Group does not apply hedge accounting to all derivatives used in its risk management activities. For example, certain derivatives used for economic hedging purposes may not qualify for hedge accounting due to the complexity of demonstrating the required effectiveness or documentation criteria. As a result, some derivatives are accounted for at fair value through profit or loss, with changes in fair value recognized directly in profit or loss.

To qualify for hedge accounting, XP Inc. requires that the hedging relationship is formally documented at inception, including the risk management objective, the identification of the hedging instrument and the hedged item, the nature of the risk being hedged, and the method for assessing hedge effectiveness both prospectively and retrospectively. The company assesses hedge effectiveness using quantitative methods such as the Dollar Offset Method, comparing changes in the fair value or cash flows of the hedging instrument and the hedged item attributable to the hedged risk.

The Group has three types of hedge relationships: hedge of net investment in foreign operations; fair value hedge and cash flow hedge. For hedge accounting purposes, the risk factors measured by the Group are:

•	Interest Rate: Risk of volatility in transactions subject to interest rate variations;

•	Currency: Risk of volatility in transactions subject to foreign exchange variations;

•	Stock Grant Charges: Risk of volatility in XP Inc stock prices, listed on NASDAQ.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

Sources of ineffectiveness are generally related to:

(a)	Possible mismatches between the maturity dates of the hedging instrument and the hedged item;

(b)	Possible mismatches between the notional amounts of the hedging instrument and the hedged item;

(c)	The churn rate associated with the fair value estimate of the shares granted under the Company’s share-based plan, and considered when contracting the hedging instruments, which is calculated to accrue the impact of cancellations during the term of the plan.

Hedge effectiveness is assessed at inception and on an ongoing basis, at least quarterly. If a hedge is determined to be ineffective or the hedging relationship ceases to meet the qualifying criteria, hedge accounting is discontinued prospectively. Hedge ineffectiveness is recognized in “Net income/(loss) from financial instruments at fair value through profit or loss” in the Group’s consolidated statement of income.

The following table outlines the Group’s primary uses of derivatives and the related hedge accounting designation or disclosure category:

Type of Derivative	Use of Derivative	Designation and disclosure
Specifically identified risk exposures in qualifying hedge accounting relationships:
Foreign exchange future	Hedge of the Group’s investments in subsidiaries located in the United States (XP Holding International LLC and XP Advisory US) to protect against US$ exchange rate fluctuations.	Net investment hedge
Interest rate future	Hedge fixed-rate assets and liabilities to mitigate fair value changes, protect against exchange rate fluctuations, and avoid temporary impacts on profit or loss arising from interest rate movements and cash flows related to interest payments and receipts.	Fair value hedge
Interest rate future	Hedge floating-rate exposure on loan operations indexed to IPCA to avoid temporary fluctuations in statements of income arising from changes in the interest rate market.	Fair value hedge
Foreign exchange future	Hedge to protect the change in the fair value related to foreign exchange fluctuations arising from the bond issued by XP Inc.	Fair value hedge
SWAP-TRS	Hedge the cash flow exposure related to XP share price fluctuations on labor tax payments arising from the share-based plans, ensuring predictability of future obligations.	Cash flow hedge
Notes to Consolidated Financial Statements	40

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Group’s outstanding hedge accounting relationships

(i) Hedge of net investment in foreign operations

The objective of the Group is to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States (XP Holding International LLC. and XP Advisors Inc). The Group has entered into future contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations. The Group undertakes risk management through the economic relationship between hedge instruments and hedged items, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

(ii) Fair value hedges

The Group’s fair value strategies consist of hedging the exposure to variation in fair value on the receipt, payment of interests and exchange variation on assets and liabilities.

The group applies fair value hedges as follows:

•	Hedging the exposure of fixed-income securities carried out through structured notes. The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro). The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A., seeking to obtain the closest match deadlines and volumes as possible.

•	Hedging to protect the change in the fair value of the exchange and interest rate risk of the component of future cash flows arising from the XP Inc bond issued (financial liability) by contracting derivatives.

•	Hedging the exposure of fixed-income securities carried out through sovereign bonds issued by Brazilian government in BRL through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market. The hedge is contracted in order to neutralize the exposure arising from the risk-free portion of the fixed-income securities, excluding the portion of the securities’ remuneration represented by the credit spread.

•	Hedging the exposure to fixed interest rates in BRL arising from the payroll loans portfolio through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market.

•	Hedging the exposure to floating interest rates in BRL arising from loan operations indexed to IPCA (Brazilian inflation index) through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market.

(iii) Cash flow hedges

The Group applies cash flow hedge in order to neutralize the impacts of XP share price variation on highly probable labor tax payments related to share-based compensation plans using SWAP-TRS contracts. Labor tax payments are due upon delivery of shares to employees under share-based compensation plans and are directly related to share price at that time.

The table below summarizes notional amounts and changes in both the hedged item and the hedging instruments used to calculate hedge effectiveness of all the Group’s hedge accounting relationships:

Notes to Consolidated Financial Statements	41

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income or other comprehensive income (i)	Notional value	Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income (ii)
2025	Assets	Liabilities
Net investment hedge
Foreign exchange risk
Hedge of net investment in foreign operations	684,297		(70,908)	677,325	77,912	7,004
Total net investment hedge	684,297	—	(70,908)	677,325	77,912	7,004

Fair value hedge
Interest rate risk
Structured notes	—	20,428,519	(819,917)	21,599,440	840,227	20,310
Issued bonds	—	2,317,198	159,648	2,353,595	(189,556)	(29,908)
Brazilian sovereign bonds	16,710,279	—	160,659	16,262,973	(166,510)	(5,851)
Payroll loans	1,934,158	—	68,977	1,788,141	(48,484)	20,493
Loan operations	3,664,357	—	74,226	3,720,117	(35,235)	38,991
Total interest rate risk	22,308,794	22,745,717	(356,407)	45,724,266	400,442	44,035
Foreign exchange risk
Issued bonds	—	43,441	7,544	43,496	(7,609)	(65)
Total foreign exchange risk	—	43,441	7,544	43,496	(7,609)	(65)
Total fair value hedge	22,308,794	22,789,158	(348,863)	45,767,762	392,833	43,970

Cash flow hedge
Market price risk
Long term incentive plan taxes	—	185,923	(62,240)	226,601	49,199	(13,041)
Total cash flow hedge	—	185,923	(62,240)	226,601	49,199	(13,041)
Total	22,993,091	22,975,081	(482,011)	46,671,688	519,944	37,933

2024

Net investment hedge
Foreign exchange risk
Hedge of net investment in foreign operations	675,168	—	136,598	708,102	(138,777)	(2,179)
Total net investment hedge	675,168	—	136,598	708,102	(138,777)	(2,179)

Fair value hedge
Interest rate risk
Structured notes	—	17,671,952	2,727,761	18,273,237	(2,817,265)	(89,504)
Issued bonds	—	2,478,683	(725,223)	2,410,196	808,415	83,192
Brazilian sovereign bonds	24,728,299	—	(384,453)	24,624,210	372,940	(11,513)
Payroll loans	842,210	—	(31,328)	850,579	29,466	(1,862)
Loan operations	2,381,358	—	(17,669)	2,377,504	16,600	(1,069)
Total interest rate risk	27,951,867	20,150,635	1,569,088	48,535,726	(1,589,844)	(20,756)
Foreign exchange risk
Issued bonds	—	133,470	(54,096)	134,802	52,953	(1,143)
Total foreign exchange risk	—	133,470	(54,096)	134,802	52,953	(1,143)
Total fair value hedge	27,951,867	20,284,105	1,514,992	48,670,528	(1,536,891)	(21,899)

Cash flow hedge
Market price risk
Long term incentive plan taxes	—	234,310	205,701	206,068	(198,386)	7,315
Total cash flow hedge	—	234,310	205,701	206,068	(198,386)	7,315
Total	28,627,035	20,518,415	1,857,291	96,419,266	(1,874,054)	(16,763)

Notes to Consolidated Financial Statements	42

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

2023
Net investment hedge
Foreign exchange risk
Hedge of net investment in foreign operations	450,853	—	(34,603)	446,442	41,235	6,632
Total net investment hedge	450,853	—	(34,603)	446,442	41,235	6,632

Fair value hedge
Interest rate risk
Structured notes	—	16,593,439	(816,142)	16,702,984	849,160	33,018
Issued bonds	—	3,302,787	121,301	3,156,234	(147,125)	(25,824)
Total interest rate risk	—	19,896,226	(694,841)	19,859,218	702,035	7,194
Foreign exchange risk
Issued bonds	—	237,472	9,881	223,565	(15,064)	(5,183)
Total foreign exchange risk	—	237,472	9,881	223,565	(15,064)	(5,183)
Total fair value hedge	—	20,133,698	(684,960)	20,082,783	686,971	2,011

Cash flow hedge
Market price risk
Long term incentive plan taxes	—	414,315	(59,517)	438,765	70,906	11,389
Total cash flow hedge	—	414,315	(59,517)	438,765	70,906	11,389
Total	450,853	20,548,013	(779,080)	20,967,990	799,112	20,032

(i) For net investment hedges and cash flow hedges, the effective portion of changes in fair value is recognized in Other Comprehensive Income (OCI), while for fair value hedges, changes in fair value are recognized in profit or loss.

(ii) Hedge ineffectiveness is recognized in “Net income/(loss) from financial instruments at fair value through profit or loss” in the Group’s consolidated income statement.

9  Loan operations

Following is the breakdown of the carrying amount of loan operations by class, sector of debtor, maturity and concentration:

Loans by type	2025	2024

Pledged asset loans	26,185,440	23,217,323
Retail	14,155,005	12,674,565
Companies	4,549,379	4,516,553
Credit card	7,481,056	6,026,205
Non-pledged asset loans	8,432,588	6,431,221
Retail	265,192	549,148
Companies	6,251,739	3,506,397
Credit card	1,915,657	2,375,676
Total loan operations	34,618,028	29,648,544
Expected Credit Loss (Note 13)	(475,943)	(420,081)
Total loan operations, net of expected credit losses	34,142,085	29,228,463
Notes to Consolidated Financial Statements	43

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

By maturity	2025	2024

Overdue by 1 day or more	330,382	304,052
Due in 3 months or less	8,252,877	6,014,440
Due after 3 months through 12 months	8,345,591	3,808,000
Due after 12 months	17,689,178	19,522,052
Total Loans operations	34,618,028	29,648,544

By concentration	2025	2024

Largest debtor	4,175,501	2,407,808
10 largest debtors	6,950,812	4,799,033
20 largest debtors	8,133,975	5,831,608
50 largest debtors	9,770,062	7,475,742
100 largest debtors	10,838,691	8,601,442

XP Inc offers loan products through Banco XP to its customers. The loan products offered are mostly (76% and 78% in December 31, 2025 and 2024, respectively) collateralized by customers’ investments on XP platform.

The reconciliation of gross carrying amount and the expected credit losses in loan operations, segregated by stage according with IFRS 9 is demonstrated in Note 13.

10  Accounts receivable

	2025	2024

Customers (i)	1,129,784	684,839
Dividends and interest receivable on equity capital through proprietary funds	63,453	50,921
Other	296,605	119,068
(-) Expected credit losses on accounts receivable	(123,418)	(75,885)
Total	1,366,424	778,943

(i)	Refers mostly to receivables from management fees arising from the distribution of funds and amounts receivable related to service provision, which have an average term of 30 days. There is no material concentration on the balances receivable as of December 31, 2025 and 2024.

11  Recoverable taxes

	2025	2024

Prepayments of income taxes (IRPJ and CSLL)	413,791	423,489
Contributions over revenue (PIS and COFINS)	27,431	25,791
Taxes on services (ISS)	1,582	3,255
Others	20	20
Total	442,824	452,555

Current	442,824	452,555
Non-Current	—	—
Notes to Consolidated Financial Statements	44

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

12  Prepaid expenses

	2025	2024

Commissions paid in advance (i) (iii)	3,666,524	3,948,012
Marketing expenses	11,537	16,791
Services paid in advance (ii)	39,639	213,193
Other expenses paid in advance	345,704	185,237
Total	4,063,404	4,363,233

Current	959,701	935,046
Non-Current	3,103,703	3,428,187

(i)	Mostly comprised of commissions paid by XP CCTVM to its IFAs in order to establish a long-term relationship with this network. These commissions are recognized at the signing date of each contract and are amortized in the Group’s income statement, linearly, according to the contract’s term period.

(ii)	Mostly related to software’s subscription licenses (software as a service “SaaS”).

(iii)	Include balances with related parties, in connection with the transactions disclosed on Note 25.

13  Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

a)       Reconciliation of carrying amount of Financial Assets

It is presented below the reconciliation of gross carrying amount of financial assets through other comprehensive income and financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three-stage model and the low credit risk simplification.

Stage 1	Balance at December 31, 2024	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Closing balance December 31, 2025

Financial assets at fair value through other comprehensive income
Securities	53,250,910	(11,027,561)	—	—	—	—	—	42,223,349
Financial assets amortized cost
Securities	2,850,108	4,585,816	(1,103)	(74,197)	—	—	—	7,360,624
Securities purchased under resale agreements	22,059,501	(4,993,837)	—	—	—	—	—	17,065,664
Loans and credit card operations	26,337,288	5,949,078	(1,302,940)	(538,578)	1,603,609	3,171	—	32,051,628
Total on-balance exposures	104,497,807	(5,486,504)	(1,304,043)	(612,775)	1,603,609	3,171	—	98,701,265
Off-balance exposures (credit card limits)	7,473,577	293,552	(518,677)	(12,458)	137,723	3	—	7,373,720
Total exposures	111,971,384	(5,192,952)	(1,822,720)	(625,233)	1,741,332	3,174	—	106,074,985

Stage 2	Balance at December 31, 2024	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance December 31, 2025

Financial assets amortized cost
Securities	—	—	—	—	1,103	—	—	1,103
Loans and credit card operations	2,910,045	(585,008)	(1,603,609)	(154,591)	1,302,940	458	—	1,870,235
Total on-balance exposures	2,910,045	(585,008)	(1,603,609)	(154,591)	1,304,043	458	—	1,871,338
Off-balance exposures (credit card limits)	394,416	(144,817)	(137,723)	(941)	518,677	2	—	629,614
Total exposures	3,304,461	(729,825)	(1,741,332)	(155,532)	1,822,720	460	—	2,500,952
Notes to Consolidated Financial Statements	45

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Stage 3	Balance at December 31, 2024	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Closing balance December 31, 2025

Financial assets amortized cost
Securities	—	—	—	—	74,197	—	—	74,197
Securities purchased under resale agreements	—	—	—	—	—	—	—	—
Loans and credit card operations	401,211	(129,631)	(3,171)	(458)	538,578	154,591	(264,955)	696,165
Total on-balance exposures	401,211	(129,631)	(3,171)	(458)	612,775	154,591	(264,955)	770,362
Off-balance exposures (credit card limits)	5,558	(5,769)	(3)	(2)	12,458	941	—	13,183
Total exposures	406,769	(135,400)	(3,174)	(460)	625,233	155,532	(264,955)	783,545

Consolidated Stages	Balance at December 31, 2024	Purchases / (Settlements)	Write-Off	Closing balance December 31, 2025

Financial assets at fair value through other comprehensive income
Securities	53,250,910	(11,027,561)	—	42,223,349
Financial assets amortized cost
Securities	2,850,108	4,585,816	—	7,435,924
Securities purchased under resale agreements	22,059,501	(4,993,837)	—	17,065,664
Loans and credit card operations	29,648,544	5,234,439	(264,955)	34,618,028
Total on-balance exposures	107,809,063	(6,201,143)	(264,955)	101,342,965
Off-balance exposures (credit card limits)	7,873,551	142,966	—	8,016,517
Total exposures	115,682,614	(6,058,177)	(264,955)	109,359,482

Stage 1	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Closing balance December 31, 2024

Financial assets at fair value through other comprehensive income
Securities	43,693,837	9,557,073	—	—	—	—	—	53,250,910
Financial assets amortized cost
Securities	6,861,493	(4,011,385)	—	—	—	—	—	2,850,108
Securities purchased under resale agreements	14,891,781	7,167,720	—	—	—	—	—	22,059,501
Loans and credit card operations	26,447,368	1,597,545	(2,108,966)	(309,713)	710,801	253	—	26,337,288
Total on-balance exposures	91,894,479	14,310,953	(2,108,966)	(309,713)	710,801	253	—	104,497,807
Off-balance exposures (credit card limits)	8,323,897	(716,113)	(300,426)	(206)	166,424	1	—	7,473,577
Total exposures	100,218,376	13,594,840	(2,409,392)	(309,919)	877,225	254	—	111,971,384
Notes to Consolidated Financial Statements	46

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Stage 2	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance December 31, 2024

Financial assets amortized cost
Loans and credit card operations	2,202,931	(566,369)	(710,801)	(125,492)	2,108,966	810	—	2,910,045
Total on-balance exposures	2,202,931	(566,369)	(710,801)	(125,492)	2,108,966	810	—	2,910,045
Off-balance exposures (credit card limits)	583,270	(322,731)	(166,424)	(130)	300,426	5	—	394,416
Total exposures	2,786,201	(889,100)	(877,225)	(125,622)	2,409,392	815	—	3,304,461

Stage 3	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Closing balance December 31, 2024

Financial assets amortized cost
Loans and credit card operations	231,590	(80,172)	(253)	(810)	309,713	125,492	(184,349)	401,211
Total on-balance exposures	231,590	(80,172)	(253)	(810)	309,713	125,492	(184,349)	401,211
Off-balance exposures (credit card limits)	5,540	(312)	(1)	(5)	206	130	—	5,558
Total exposures	237,130	(80,484)	(254)	(815)	309,919	125,622	(184,349)	406,769

Consolidated Stages	Balance at December 31, 2023	Purchases / (Settlements)	Write-Off	Closing balance December 31, 2024

Financial assets at fair value through other comprehensive income
Securities	43,693,837	9,557,073	—	53,250,910
Financial assets amortized cost
Securities	6,861,493	(4,011,385)	—	2,850,108
Securities purchased under resale agreements	14,891,781	7,167,720	—	22,059,501
Loans and credit card operations	28,881,889	951,004	(184,349)	29,648,544
Total on-balance exposures	94,329,000	13,664,412	(184,349)	107,809,063
Off-balance exposures (credit card limits)	8,912,707	(1,039,156)	—	7,873,551
Total exposures	103,241,707	12,625,256	(184,349)	115,682,614

The following table presents the gross carrying amount of financial assets measured at amortized cost, which have their ECLs measured using the simplified approach:

Gross Carrying Amount	2025	2024

Securities trading and intermediation	6,446,868	6,635,969
Accounts receivable	1,489,842	854,828
Other financial assets	16,933,883	13,257,189
Total	24,870,593	20,747,986
Notes to Consolidated Financial Statements	47

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

b)       Expected credit loss

The table below presents the changes in ECLs, measured according to the three-stage model, for assets classified as financial assets through other comprehensive income and financial assets measured at amortized cost in the period ended December 31, 2025 and December 31, 2024, segregated by stages:

Stage 1	Balance at December 31, 2024	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Closing balance December 31, 2025

Financial assets at fair value through other comprehensive income
Securities	15,622	(15,622)	—	—	—	—	—	—
Financial assets amortized cost
Securities	13,962	15,030	(17)	(12,250)	—	—	—	16,725
Securities purchased under resale agreements	2,364	201	—	—	—	—	—	2,565
Loans and credit card operations	79,029	317,847	(27,310)	(177,848)	7,117	72	—	198,907
Total on-balance exposures	110,977	317,456	(27,327)	(190,098)	7,117	72	—	218,197
Off-balance exposures (credit card limits)	11,264	(507)	(1,375)	(4,243)	202	—	—	5,341
Total exposures	122,241	316,949	(28,702)	(194,341)	7,319	72	—	223,538

Stage 2	Balance at December 31, 2024	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance December 31, 2025

Financial assets amortized cost
Securities	—	—	—	—	17	—	—	17
Loans and credit card operations	87,885	47,859	(7,117)	(110,526)	27,310	23	—	45,434
Total on-balance exposures	87,885	47,859	(7,117)	(110,526)	27,327	23	—	45,451
Off-balance exposures (credit card limits)	7,804	(7,707)	(202)	(60)	1,375	—	—	1,210
Total exposures	95,689	40,152	(7,319)	(110,586)	28,702	23	—	46,661

Stage 3	Balance at December 31, 2024	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Closing balance December 31, 2025

Financial assets amortized cost
Securities	—	—	—	—	12,250	—	—	12,250
Securities purchased under resale agreements	—	—	—	—	—	—	—	—
Loans and credit card operations	230,080	(32,647)	(72)	(23)	177,848	110,526	(264,955)	220,757
Total on-balance exposures	230,080	(32,647)	(72)	(23)	190,098	110,526	(264,955)	233,007
Off-balance exposures (credit card limits)	4,019	(4,028)	—	—	4,243	60	—	4,294
Total exposures	234,099	(36,675)	(72)	(23)	194,341	110,586	(264,955)	237,301
Notes to Consolidated Financial Statements	48

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Consolidated Stages	Balance at December 31, 2024	Increase / (Reversal)	Write-Off	Closing balance December 31, 2025

Financial assets at fair value through other comprehensive income
Securities	15,622	(15,622)	—	—
Financial assets amortized cost
Securities	13,962	15,030	—	28,992
Securities purchased under resale agreements	2,364	201	—	2,565
Loans and credit card operations	396,994	333,059	(264,955)	465,098
Total on-balance exposures	428,942	332,668	(264,955)	496,655
Off-balance exposures (credit card limits)	23,087	(12,242)	—	10,845
Total exposures	452,029	320,426	(264,955)	507,500
Notes to Consolidated Financial Statements	49

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Stage 1	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Closing balance December 31, 2024

Financial assets at fair value through other comprehensive income
Securities	12,199	3,423	—	—	—	—	—	15,622
Financial assets amortized cost
Securities	6,072	7,890	—	—	—	—	—	13,962
Securities purchased under resale agreements	2,803	(439)	—	—	—	—	—	2,364
Loans and credit card operations	54,845	227,395	(57,266)	(148,947)	2,872	130	—	79,029
Total on-balance exposures	75,919	238,269	(57,266)	(148,947)	2,872	130	—	110,977
Off-balance exposures (credit card limits)	8,162	8,349	(5,770)	(32)	555	—	—	11,264
Total exposures	84,081	246,618	(63,036)	(148,979)	3,427	130	—	122,241

Stage 2	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance December 31, 2024

Financial assets amortized cost
Loans and credit card operations	74,696	76,541	(2,872)	(117,930)	57,266	184	—	87,885
Total on-balance exposures	74,696	76,541	(2,872)	(117,930)	57,266	184	—	87,885
Off-balance exposures (credit card limits)	6,203	(3,608)	(555)	(6)	5,770	—	—	7,804
Total exposures	80,899	72,933	(3,427)	(117,936)	63,036	184	—	95,689

Stage 3	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Closing balance December 31, 2024

Financial assets amortized cost
Loans and credit card operations	182,282	(34,416)	(130)	(184)	148,947	117,930	(184,349)	230,080
Total on-balance exposures	182,282	(34,416)	(130)	(184)	148,947	117,930	(184,349)	230,080
Off-balance exposures (credit card limits)	3,766	215	—	—	32	6	—	4,019
Total exposures	186,048	(34,201)	(130)	(184)	148,979	117,936	(184,349)	234,099
Notes to Consolidated Financial Statements	50

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Consolidated Stages	Balance at December 31, 2023	Increase / (Reversal)	Write-Off	Closing balance December 31, 2024

Financial assets at fair value through other comprehensive income
Securities	12,199	3,423	—	15,622
Financial assets amortized cost
Securities	6,072	7,890	—	13,962
Securities purchased under resale agreements	2,803	(439)	—	2,364
Loans and credit card operations	311,823	269,520	(184,349)	396,994
Total on-balance exposures	332,897	280,394	(184,349)	428,942
Off-balance exposures (credit card limits)	18,131	4,956	—	23,087
Total exposures	351,028	285,350	(184,349)	452,029

The table below presents the ECLs for the financial assets measured according to simplified approach in the period ended December 31, 2025 and 2024:

Expected Credit Losses	2025	2024

Securities trading and intermediation	147,384	136,872
Accounts receivable	123,418	75,885
Other financial assets	20,891	24,192
Total	291,693	236,949

c)       Expected credit losses segregated by products

The table below presents the expected credit losses for 2025 and 2024, segregated by products:

Expected Credit Losses	2025	2024

Financial assets at fair value through other comprehensive income	—	15,622
Securities	—	15,622
Financial assets amortized cost	788,348	650,269
Securities	28,992	13,962
Securities purchased under resale agreements	2,565	2,364
Loans and credit card operations	465,098	396,994
Securities trading and intermediation	147,384	136,872
Accounts receivable	123,418	75,885
Other financial assets	20,891	24,192
Total losses for exposures	788,348	665,891
Off-balance exposures (credit card limits)	10,845	23,087
Total exposures	799,193	688,978

14  Investments in associates

Set out below are the associates of the Group as of December 31, 2025 and 2024:

Entity	2024	Acquisitions (iii)	Capital (reductions) / contributions	Disposals	Equity in earnings	Dividends received	Other changes in equity (v)	2025

Equity-accounted method
Associates (i.a)	1,972,501	243,542	(14,406)	—	115,848	(144,880)	(58,966)	2,113,639
Measured at fair value
Associates (ii)	1,546,278	51,739	—	(1,111)	(75,564)	—	333	1,521,675
Total	3,518,779	295,281	(14,406)	(1,111)	40,284	(144,880)	(58,633)	3,635,314

Notes to Consolidated Financial Statements	51

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Entity	2023	Acquisitions (iii)	Disposals	Equity in earnings	Dividends received	Other changes in equity (iv)	2024

Equity-accounted method
Associates (i.a)	1,657,956	363,217	—	47,286	(46,812)	(49,146)	1,972,501
Measured at fair value
Associates (ii)	1,450,704	—	(33,126)	(91,212)	—	219,912	1,546,278
Total	3,108,660	363,217	(33,126)	(43,926)	(46,812)	170,766	3,518,779

(i)	As of December 31, 2025 and December 31, 2024, includes the interests in the total and voting capital of the following companies:

(a) Associates - Wealth High Governance Holding de Participações S.A. (49.9% of the total and voting capital on December 31, 2025, and 2024)); NK112 Empreendimentos e Participações S.A. (49.90% of the total and voting capital on December 31, 2025); Ável Participações Ltda. (35% of the total and voting capital on December 31, 2025 and December 31, 2024); Monte Bravo Holding JV S.A. (45% of the total and voting capital on  December 31, 2025 and December 31, 2024); and Blue3 S.A. (42% of the total and voting capital on December 31, 2025 and December 31, 2024); FMX Capital S.A. (36.00% of the total and voting capital on December 31, 2025); SVN S.A (25% of the total and voting capital on December 31, 2025); Manchester Financial Group Participações S.A. (16% of the total and voting capital on December 31, 2025); Nomos Partnership Ltda. (35% of the total and voting capital on December 31, 2025); Kona Participações 2 S.A (27.5% of the total and voting capital on December 31, 2025); Criteria Holding Investimento S.A (20% of the total and voting capital on December 31, 2025);  Center XP Holding S.A (35% of the total and voting capital on December 31, 2025) and Inove Capital Partners Ltda. (27% of the total and voting capital on December 31, 2025).

(ii)	As mentioned in Note 2(iii)(c), the Group values the investments held through some proprietary investment funds at fair value. The fair value of investments is presented in the statement of income as ‘Net income/(loss) from financial instruments at fair value through profit or loss’. Contingent consideration amounts related to the investments at fair value held through proprietary investment funds are presented in Note 19.

(iii)	Includes the minority stake acquisitions disclosed in the Note 5(ii)(a).

(iv)	Includes loss or acquisition of significant influence in associates (non-cash transaction), reclassified from investments in associates to financial assets at fair value through profit or loss (or vice versa) and other comprehensive income balances.

(v)	During the year ended December 31, 2025, includes an amount of R$ 31,025 related to amortization of identifiable assets, in connection with the minority stake acquisitions disclosed in Note 5(ii)(a).

a) Summarized financial information about material associates

Below is the aggregated financial information about the material associates used by the Group to apply the equity method as of December 31, 2025:

Equity-accounted method	Total assets	Equity	Net income (loss)

Aggregated financial information	669,175	556,655	147,817

Notes to Consolidated Financial Statements	52

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

15  Property, equipment, intangible assets and leases

(a)       Property and equipment

	Data processing system	Furniture and equipment	Security systems	Facilities	Fixed assets in progress	Other	Total

Balance as of January 1, 2023	50,054	14,707	2,139	34,123	179,485	30,386	310,894
Additions	9,124	11,328	728	338	44,486	—	66,004
Business combination (i)	35,945	1,881	94	797	816	—	39,533
Write-offs	(1,059)	(158)	(8)	(52)	—	—	(1,277)
Transfers	—	1,501	624	18,041	(20,166)	—	—
Foreign exchange	779	16	1	60	—	—	856
Depreciation in the year	(26,923)	(4,740)	(260)	(7,285)	—	(3,440)	(42,648)
Balance as of December 31, 2023	67,920	24,535	3,318	46,022	204,621	26,946	373,362
Cost	178,361	46,815	4,490	90,191	204,621	34,399	558,877
Accumulated depreciation	(110,441)	(22,280)	(1,172)	(44,169)	—	(7,453)	(185,515)

Balance as of January 1, 2024	67,920	24,535	3,318	46,022	204,621	26,946	373,362
Additions	5,311	5,186	524	455	133,332	—	144,808
Write-offs	(67)	(30)	(20)	—	(14,208)	—	(14,325)
Transfers	(8,069)	7,088	19,034	105,807	(123,860)	—	—
Foreign exchange	82	(101)	—	(136)	120	—	(35)
Disposal	—	—	—	—	(10,000)	—	(10,000)
Depreciation in the year	(19,897)	(4,644)	(3,790)	(11,991)	(92)	(3,440)	(43,854)
Balance as of December 31, 2024	45,280	32,034	19,066	140,157	189,913	23,506	449,956
Cost	133,339	54,916	29,752	183,728	192,965	34,399	629,099
Accumulated depreciation	(88,059)	(22,882)	(10,686)	(43,571)	(3,052)	(10,893)	(179,143)

Balance as of January 1, 2025	45,280	32,034	19,066	140,157	189,913	23,506	449,956
Additions	1,053	74	1,356	330	206,472	—	209,285
Write-offs	(55)	(839)	—	(2,551)	(503)	—	(3,948)
Transfers	(2,707)	3,147	1,243	18,477	(20,160)	—	—
Foreign exchange	(138)	(432)	—	(224)	2,084	—	1,290
Disposal (ii)	—	—	—	—	(135,798)	—	(135,798)
Depreciation in the year	(18,917)	(5,148)	(5,068)	(24,548)	(124)	(3,440)	(57,245)
Balance as of December 31, 2025	24,516	28,836	16,597	131,641	241,884	20,066	463,540
Cost	133,596	57,484	32,155	190,524	241,884	34,399	690,042
Accumulated depreciation	(109,080)	(28,648)	(15,558)	(58,883)	—	(14,333)	(226,502)

(i) Related to fair value adjustments of identifiable assets and goodwill arising from the business combination with Banco Modal.

(ii) The disposal was a non-cash transaction. The amount of R$ 132,003 was recognized in “Accounts receivable” (Note 37.iii) and the loss on disposal (R$3,795) was recorded in the Group’s consolidated statement of income, in “Other operating income (expenses), net” (Note 31).

Notes to Consolidated Financial Statements	53

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

(b)       Goodwill and intangible assets

	Software	Goodwill	Customer list	Trademarks	Internally developed intangible (ii)	Total

Balance as of January 1, 2023	88,339	595,222	61,504	12,540	86,577	844,182
Additions	22,387	—	58,692	—	49,140	130,219
Business combination (i)	46,916	1,257,605	355,730	29,909	—	1,690,160
Write-offs	(4,945)	(19,420)	—	(3,113)	(2,722)	(30,200)
Transfers	77,964	—	(7,876)	7,090	(77,178)	—
Foreign exchange	—	—	—	—	1,494	1,494
Amortization in the year	(71,680)	—	(35,076)	(11,468)	(15,586)	(133,810)
Balance as of December 31, 2023	158,981	1,833,407	432,974	34,958	41,725	2,502,045
Cost	302,560	1,833,407	555,674	51,110	41,725	2,784,476
Accumulated amortization	(143,579)	—	(122,700)	(16,152)	—	(282,431)

Balance as of January 1, 2024	158,981	1,833,407	432,974	34,958	41,725	2,502,045
Additions	5,042	4,620	—	—	175,742	185,404
Business combination (i)	—	103,544	(1,633)	(39)	—	101,872
Write-offs	(15,127)	—	—	—	—	(15,127)
Transfers	(28,677)	(20,222)	(9,911)	18,245	40,565	—
Foreign exchange	164	—	—	—	223	387
Amortization in the year	(50,770)	—	(62,449)	(14,254)	(12,659)	(140,132)
Balance as of December 31, 2024	69,613	1,921,349	358,981	38,910	245,596	2,634,449
Cost	197,295	1,921,349	492,886	122,797	266,466	3,000,793
Accumulated amortization	(127,682)	—	(133,905)	(83,887)	(20,870)	(366,344)

Balance as of January 1, 2025	69,613	1,921,349	358,981	38,910	245,596	2,634,449
Additions (ii)	5,246	—	—	—	275,036	280,282
Write-offs	(14,547)	—	—	—	(4,863)	(19,410)
Transfers	104,130	—	—	—	(104,130)	—
Foreign exchange	178	—	—	—	(105)	73
Amortization in the year	(38,587)	—	(60,547)	(12,588)	(20,419)	(132,141)
Balance as of December 31, 2025	126,033	1,921,349	298,434	26,322	391,115	2,763,253
Cost	255,635	1,921,349	490,885	121,859	432,482	3,222,210
Accumulated amortization	(129,602)	—	(192,451)	(95,537)	(41,367)	(458,957)

(i) Related to fair value adjustments of identifiable assets and goodwill arising from the business combination with Banco Modal.

(ii) The addition is related to the development of internal software.

(c)       Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating unit (“CGU”) and, therefore, a goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

The Group tests whether goodwill has suffered any impairment on an annual basis or more frequently if there is an impairment indicator. For the years ended December 31, 2025 and 2024, the recoverable amount of the single CGU was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are extrapolated using the estimated growth rates, which are consistent with forecasts included in industry reports specific to the industry in which the Group operates.

The Group performed its annual impairment test as of December 31, 2025 and 2024 which did not result in the need to recognize impairment losses on the carrying value of goodwill.

Notes to Consolidated Financial Statements	54

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Key assumptions used in value-in-use calculations and sensitivity to changes in assumptions are:

Assumption	Approach used to determine values

Sales	Average annual growth rate over the five-year forecast period; based on management’s expectations of market development.
Budgeted gross margin	Based on management’s expectations for the future.
Other operating costs	Fixed costs, which do not vary significantly with sales volumes or prices. Management forecasts these costs based on the current structure of the business, adjusting for inflationary increases but not reflecting any future restructurings or cost saving measures. The amounts disclosed above are the average operating costs for the five-year forecast period.
Annual capital expenditure	Expected cash costs. This is based on the experience of management, and the planned refurbishment expenditure. No incremental revenue or cost savings are assumed in the value-in-use model as a result of this expenditure.
Long-term growth rate	This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.
Pre-tax discount rates	Reflect specific risks relating to the relevant segments and the countries in which they operate.

The long-term growth rate utilized in the impairment test of goodwill is 3.60%.

Discount rates represent the current market assessment of the risks specific to the Group, taking into consideration the time value of the money and risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and is derived from its weighted average cost of capital (WACC). The WACC take into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group has. Adjustments to the discount rate are made to factor in the specific amount and timing of the future tax flows in order to reflect a pre-tax discount rate. The average pre-tax discount rate applied to cash flow projections is 13.80% (December 31, 2024 – 14.50%).

Notes to Consolidated Financial Statements	55

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

d)       Leases

Set out below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets	Lease liabilities (ii)

As of January 1, 2023	258,491	285,638
Additions (i)	90,851	116,774
Business combination (Note 5(ii))	17,493	19,802
Depreciation expense	(75,955)	—
Write-offs	(114)	(675)
Interest expense	(3,864)	22,927
Revaluation	1,187	—
Effects of exchange rate	(6,285)	(6,967)
Payment of lease liabilities	—	(132,737)
As of December 31, 2023	281,804	304,762
Current	—	123,978
Non-Current	281,804	180,784

As of January 1, 2024	281,804	304,762
Additions (i)	160,257	157,750
Depreciation expense	(81,339)	—
Interest expense	—	19,135
Revaluation	1,304	—
Cancellation/expiration	(65,050)	(65,050)
Effects of exchange rate	16,165	20,716
Payment of lease liabilities	—	(125,966)
As of December 31, 2024	313,141	311,347
Current	—	40,756
Non-Current	313,141	270,591

As of January 1, 2025	313,141	311,347
Additions (i)	136,513	136,547
Depreciation expense	(83,732)	—
Interest expense	—	14,736
Revaluation	1,304	—
Cancellation/expiration	(19,008)	(19,008)
Effects of exchange rate	(7,632)	(9,055)
Payment of lease liabilities	—	(123,150)
As of December 31, 2025	340,586	311,417
Current	85,872	62,340
Non-Current	254,714	249,077

(i)	Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.

(ii)	Note 19b.

Payments associated with short-term leases and leases of low-value assets are recognized, on a straight-line basis, as an expense in the consolidated statement of income. The Group did not recognize expenses from short-term leases and leases of low-value assets for the period ended December 31, 2025 and 2024.

Notes to Consolidated Financial Statements	56

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

16  Financing instruments payable

	2025	2024

Market funding operations (a)	118,366,426	88,483,485
Deposits	76,750,219	53,506,617
Demand deposits	1,053,491	1,243,221
Time deposits	75,182,307	51,638,802
Interbank deposits	514,421	624,594
Financial bills	15,919,950	14,193,253
Structured notes	23,798,103	20,104,840
Others (i)	1,898,154	678,775
Debt securities (b)	5,037,089	6,764,997
Debentures	—	1,251,256
Bond	5,037,089	5,513,741
Total	123,403,515	95,248,482

Current	79,553,856	52,036,137
Non-Current	43,849,659	43,212,345

(i) Mostly related to real estate-backed and agribusiness-backed instruments.

(a)       Market funding operations maturity

Maturity - 2025
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total

Demand deposits	1,053,491	—	—	—	—	—	1,053,491
Time deposits	10,550,692	5,511,955	5,593,062	31,692,610	7,665,880	14,168,108	75,182,307
Interbank deposits	—	—	—	—	389,784	124,637	514,421
Financial bills	136,048	99,760	146,006	1,704,455	2,992,391	10,841,290	15,919,950
Structured notes	124,274	262,539	110,315	1,144,806	6,253,426	15,902,743	23,798,103
Others	—	—	109,865	534,118	904,307	349,864	1,898,154
Total	11,864,505	5,874,254	5,959,248	35,075,989	18,205,788	41,386,642	118,366,426

Maturity - 2024
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total

Demand deposits	1,243,221	—	—	—	—	—	1,243,221
Time deposits	4,337,012	6,202,542	10,256,783	14,656,194	6,371,748	9,814,523	51,638,802
Interbank deposits	—	—	—	—	370,106	254,488	624,594
Financial bills	385,960	45,916	108,266	432,934	3,779,877	9,440,300	14,193,253
Structured notes	69,880	82,304	90,546	536,373	881,785	18,443,952	20,104,840
Others	—	—	—	4	573,886	104,885	678,775
Total	6,036,073	6,330,762	10,455,595	15,625,505	11,977,402	38,058,148	88,483,485

(b)       Debt securities maturity

		2025			2024
		Up to 1 year	1-5 years	Total	Up to 1 year	1-5 years	Total

Bonds (i)	Fixed rate	2,574,072	2,463,017	5,037,089	359,544	5,154,197	5,513,741
Debentures (ii)	Floating rate	—	—	—	1,251,256	—	1,251,256
Total		2,574,072	2,463,017	5,037,089	1,610,800	5,154,197	6,764,997
Current				2,574,072			1,610,800
Non- Current				2,463,017			5,154,197
Notes to Consolidated Financial Statements	57

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

(i)       XP Inc Bonds

On July 1, 2021, XP Inc. concluded the issuance of a gross of US$750 million senior unsecured notes with net proceeds of US$739 million (R$3,697 million) with maturity on July 1, 2026 and bear interest at the rate of 3.250% per year, guaranteed by XP Investimentos S.A. The principal amount will be paid on the maturity date and the interest is amortized every six months.

On July 2, 2024, XP Inc concluded an issuance of senior unsecured notes in an aggregate principal amount of US$500 million, with an interest rate of 6.75% and maturity date on July 2, 2029. The notes will be guaranteed by XP Investimentos S.A. The Company used the net proceeds from the offering of the notes to partially repurchase an amount equal to US$287 million of the 3.25% outstanding senior unsecured notes mentioned above.

(ii)       XP Investimentos debentures

On July 19, 2022, XP Investimentos issued non-convertible debentures in the amount of R$1,800,000 (R$900,000 of series 1 and R$900,000 of series 2). The debentures series, added together, has a maximum authorized issuance up to R$1,800,000. The principal amount, including the interest, will be paid on the maturity date as follow: (i) June 23, 2024 (series 1) and (ii) June 23, 2025 (series 2). The interest rates for series 1 and series 2 debentures are CDI+1.75% and CDI+1.90%, respectively. According to the maturity date of the Series 1 debentures, the principal amount was paid on June 23, 2024. The Series 2 debentures were prepaid on January 31, 2025.

17  Securities trading and intermediation

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+5.

	2025	2024

Receivables from clearing organizations	811,748	1,521,064
Debtors pending settlement	5,568,093	4,985,532
Other	67,026	129,373
(-) Expected credit losses	(147,384)	(136,872)
Total Assets	6,299,483	6,499,097

Payables to clearing organizations	2,171,301	1,499,960
Creditors pending settlement	5,189,525	3,222,114
Customer's cash on investment account	15,059,980	13,752,904
Total Liabilities	22,420,806	18,474,978

18  Borrowings

	Annual interest rate	Maturity	2025	2024

Banco Citi México (i)	Term SOFR(*)+0.60%	July 2025	—	1,666,432
Bank of America	4.250%	August 2026	237,894	—
Total borrowings			237,894	1,666,432
Current			237,894	1,666,432
Non-Current			—	—

(*)	Security Overnight Financing Rate (SOFR).

(i)	On July 1, 2025, according to the maturity date, the loan agreement was fully settled.

Notes to Consolidated Financial Statements	58

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

19  Other financial assets and financial liabilities

(a)       Other financial assets

	2025	2024

Foreign exchange portfolio	26,507	2,231,898
Compulsory deposits at Brazilian Central Bank	11,031,051	6,596,467
Other deposits at Brazilian Central Bank (i)	5,254,999	4,343,999
Other	621,326	84,825
(-) Expected credit losses	(20,891)	(24,192)
Total	16,912,992	13,232,997

Current	14,233,755	11,919,324
Non-Current	2,679,237	1,313,673

(i)	As of December 31, 2025, the amount of R$ 5,254,999 (December 31, 2024 - R$ 4,343,999) is being presented as cash equivalents in the statements of cash flows.

(b)       Other financial liabilities

	2025	2024

Foreign exchange portfolio	544,593	2,476,659
Structured financing (i)	1,943,855	3,282,750
Credit cards operations	9,275,835	8,138,657
Contingent consideration (ii)	107,159	116,777
Lease liabilities	311,417	311,347
Others	137,871	404,673
Total	12,320,730	14,730,863

Current	11,984,495	14,343,495
Non-Current	336,235	387,368

(i)	Financing with prime brokers through the Group's proprietary fund Multistrategy using some of its own financial assets as collateral.

(ii)	Contractual contingent considerations associated with investment acquisitions. The maturity of the total contingent consideration payment is up to 3 years and the contractual maximum amount payable is R$300,000 (the minimum amount is zero).

20  Social and statutory obligations

	2025	2024

Statutory payments	125,074	177,961
Employee profit-sharing (i)	1,056,552	965,159
Salaries and other benefits payable	183,627	167,791
Total	1,365,253	1,310,911

(i)	The Group has a bonus scheme for its employees based on a profit-sharing program as agreed under collective bargaining with the syndicate, which does not extend to the Board of Directors. The bonus is calculated at each half of the year and payments are made in February and August.

Notes to Consolidated Financial Statements	59

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

21  Taxes and social security obligations

	2025	2024

Income Tax (IRPJ and CSLL) (i)	543,001	171,450
Taxes on long term incentive plan (ii)	118,794	105,446
Contributions over revenue (PIS and COFINS)	93,728	57,136
Taxes on services (ISS)	34,524	27,040
Contributions for Social Security (INSS)	27,013	33,813
Others	36,205	22,783
Total	853,265	417,668
Current	853,265	417,668
Non-Current	—	—

(i)	The Group income tax liability is presented net of tax assets which the entities are allowed to offset during the current year. The line includes current Corporate Income Tax (CIT) liability of R$628,515 (R$215,278 - 2024), taxes that XP is responsible to pay on behalf of its clients (i.e., withholding taxes over client’s investments) in the amount of R$275,755 (R$171,450 - 2024) and taxes assets of R$361,269 (R$240,017 - 2024). Excess values of the asset and its impact on net positions (R$413,791) are presented in Note 11.

(ii)	The amount classified as “Taxes on long term incentive plan” includes mostly contributions to Brazilian Social Security Programs “FGTS” and “INSS”.

22  Retirement plans and insurance liabilities

	2025	2024
Retirement plans without insurance risk, under the scope of IFRS 9 (Note 22(a)(i))	84,446,347	66,104,805
Retirement plans with insurance risk, under the scope of IFRS 17 (Note 22(a)(ii))	8,260,312	—
Insurance liabilities, under the scope of IFRS 17 (Note 22(b))	316,763	119,582
Total retirement plans and insurance liabilities	93,023,422	66,224,387

a)       Retirement plans

As of December 31, 2025, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of private pension plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and the balance consists of the participant’s balance in the linked Specially Constituted Investment Fund (“FIE”) on the reporting date (Note 7(a) (i)).

(i) Retirement plans without insurance risk, under the scope of IFRS 9

	2025	2024

As of January, 1	66,104,805	56,371,063
Contributions received	3,994,319	4,998,049
Transfer with third party plans	9,368,313	3,830,602
Withdraws	(4,966,973)	(3,964,150)
Other provisions (Constitution/Reversion)	23,464	69,569
Monetary correction and interest income	9,922,419	4,799,672
As of December, 31	84,446,347	66,104,805
Notes to Consolidated Financial Statements	60

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

(ii) Retirement plans with insurance risk, under the scope of IFRS 17

	2025
	Liability for Remaining Coverage ("LRC")	Liability for Incurred Claims ("LIC")

As of January, 1	—	—
Cash flows	8,310,960	(440,760)
Acquisition cash flows paid	(1,834)	—
Premiums received	8,312,794	—
Claims and other directly attributable expenses paid, including investment component	—	(440,760)
Financial result	397,089	—
Investment components	(439,365)	439,365
Statement of income	(8,372)	1,395
As of December, 31	8,260,312	—

Below is the statement of financial position for insurance contracts:

2025
Assets	8,267,289
Securities - Investment funds (Note 7a)	8,267,289
Liabilities	8,260,312
Retirement plans liabilities	8,260,312
Equity	6,977
P&L	6,977

The table below shows the reconciliations, from the opening to the closing balances, for the estimates of the present value of the future cash flows, the risk adjustment for non-financial risk and the contractual service margin (“CSM”):

				2025
	Present value of future cash flows	Risk adjustment	Contractual service margin	Total

Opening balance	—	—	—	—
Changes that relate to current service	687	—	6,291	6,978
CSM recognised for the services provided	—	—	6,291	6,291
Experience adjustments	687	—	—	687
Changes that relate to future service	(272,885)	(6)	(124,199)	(397,090)
Changes in estimates reflected in the contractual service margin	(948,085)	—	550,995	(397,090)
Contracts initially recognised in the period	675,200	(6)	(675,194)	—
Current period cash flows	(7,870,200)	—	—	(7,870,200)
Total	(8,142,398)	(6)	(117,908)	(8,260,312)

The table below shows the effect on the Group’s statement of financial position for insurance contracts issued that are initially recognized in the period:

Contractual service margin	(675,194)
Estimates of the present value of future cash inflows	9,069,709
Estimates of the present value of future cash outflows	(8,394,509)
Claims and other insurance service expenses	(8,311,722)
Insurance acquisition cash flows	(82,787)
Risk adjustment for non-financial risk	(6)
Total	—
Notes to Consolidated Financial Statements	61

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

The table below shows the expected recognition of the contractual service margin (“CSM”) remaining as of December 31, 2025, in profit or loss, for insurance:

Insurance contracts
2025

0-1 year	6,544
1-2 years	7,240
2-3 years	6,149
3-4 years	4,939
4-5 years	5,215
Over 5 years	87,821
Total	117,908

The rates used to discount cash flows from retirement plans contracts are shown below:

Reporting date	Index	1	3	5	10	20
As of December 31, 2024	Fixed	15.37%	15.94%	15.56%	14.84%	13.93%
As of December 31, 2025	Fixed	13.76%	13.30%	13.69%	13.69%	12.16%

b)       Insurance liabilities

	2025		2024
	Liability for Remaining Coverage ("LRC")	Liability for Incurred Claims ("LIC")	Liability for Remaining Coverage ("LRC")	Liability for Incurred Claims ("LIC")

As of January, 1	114,992	4,590	36,790	315
Cash flows	193,063	(14,909)	122,349	(4,461)
Acquisition cash flows paid	(24,050)	—	(13,418)	—
Claims and other expenses paid	—	(14,909)	—	(4,461)
Premiums received	217,113	—	135,767	—
Statement of comprehensive income	12,954	—	—	—
Statement of income	(14,024)	20,097	(44,147)	8,736
As of December, 31	306,985	9,778	114,992	4,590

Below is the statement of financial position for insurance and reinsurance contracts:

	2025	2024
Assets	328,216	154,229
Securities - Brazilian sovereign bonds (Note 7A)	321,448	152,058
Other assets	6,768	2,171
Liabilities	316,763	119,582
Insurance liabilities	316,763	119,582
Equity	11,453	34,647
OCI	(8,188)	30,255
P&L	19,641	4,392
Notes to Consolidated Financial Statements	62

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

The table below shows the reconciliations, from the opening to the closing balances, for the estimates of the present value of the future cash flows, the risk adjustment for non-financial risk and the contractual service margin (“CSM”):

				2025
	Present value of future cash flows	Risk adjustment	Contractual service margin	Total

Opening balance	214,157	(2,027)	(331,712)	(119,582)
Changes that relate to current service	(81,177)	(1,965)	36,055	(47,087)
CSM recognised for the services provided	—	—	36,055	36,055
Experience adjustments	(81,177)	—	—	(81,177)
Risk adjustment recognised for the risk expired	—	(1,965)	—	(1,965)
Changes that relate to future service	161,939	(1,198)	(160,741)	—
Changes in estimates reflected in the contractual service margin	(60,301)	236	60,065	—
Contracts initially recognised in the period	222,240	(1,434)	(220,806)	—
Changes that relate to past service	84,370	2,183	—	86,553
Adjustments to LIC	84,370	2,183	—	86,553
Current period cash flows	(177,241)	—	—	(177,241)
Insurance finance expenses	(20,583)	(592)	(38,231)	(59,406)
Total	181,465	(3,599)	(494,629)	(316,763)

				2024
	Present value of future cash flows	Risk adjustment	Contractual service margin	Total
Opening balance	123,917	(1,737)	(159,285)	(37,105)
Changes that relate to current service	(10,939)	(159)	6,799	(4,299)
CSM recognised for the services provided	—	—	6,799	6,799
Experience adjustments	(10,939)	—	—	(10,939)
Risk adjustment recognised for the risk expired	—	(159)	—	(159)
Changes that relate to future service	162,138	(883)	(161,255)	—
Changes in estimates reflected in the contractual service margin	(171,114)	2,393	168,721	—
Contracts initially recognised in the period	333,252	(3,276)	(329,976)	—
Changes that relate to past service	14,215	237	—	14,452
Adjustments to LIC	14,215	237	—	14,452
Current period cash flows	(118,743)	—	—	(118,743)
Insurance finance expenses	43,569	515	(17,971)	26,113
Total	214,157	(2,027)	(331,712)	(119,582)

The table below shows the effect on the Group’s statement of financial position for insurance contracts issued and reinsurance contracts held that are initially recognized in the period:

Contractual service margin	(220,806)
Estimates of the present value of future cash inflows	504,260
Estimates of the present value of future cash outflows	(282,020)
Claims and other insurance service expenses	(238,735)
Insurance acquisition cash flows	(43,285)
Insurance premiums	—
Risk adjustment for non-financial risk	(1,434)
Total	—
Notes to Consolidated Financial Statements	63

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

The table below shows the expected recognition of the contractual service margin (“CSM”) remaining as of December 31, 2025 and 2024, in profit or loss, for insurance contracts:

	Insurance contracts
	2025	2024

0-1 year	50,949	8,223
1-2 years	45,984	7,877
2-3 years	41,113	7,615
3-4 years	35,647	7,019
4-5 years	30,324	6,150
Over 5 years	290,613	294,830
Total	494,630	331,714

The rates used to discount cash flows from insurance contracts are shown below:

Reporting date	Index	1	3	5	10	20
As of December 31, 2024	IPCA	8.53%	9.69%	9.59%	9.37%	9.27%
As of December 31, 2025	IPCA	10.06%	8.85%	8.64%	8.20%	7.89%

23  Income tax

(a)       Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance sheet		Net change in the year
	2025	2024	2025	2024	2023

Tax losses carryforwards	1,137,635	1,051,966	85,669	309,721	167,125
Goodwill on business combinations (i)	65,886	51,319	14,567	15,496	29,447
Provisions for IFAs’ commissions	86,854	84,756	2,098	(5,319)	18,089
Revaluations of financial assets at fair value	277,750	294,986	(17,236)	461,267	48,175
Expected credit losses (ii)	373,261	334,006	39,255	(1,705)	277,503
Profit sharing plan	329,517	298,539	30,978	19,556	9,034
Net gain/(loss) on hedge instruments	(41,076)	(31,854)	(9,222)	(9,150)	(11,535)
Share-based compensation	375,420	558,744	(183,324)	(68,986)	61,009
Other provisions	276,179	(19,817)	295,996	(116,006)	(81,915)
Total	2,881,426	2,622,645	258,781	604,874	516,932
Deferred tax assets	3,370,919	2,887,935
Deferred tax liabilities	(489,493)	(265,290)

(i)	For Brazilian tax purposes, goodwill amortization expenses are deductible from the corporate income taxes calculation basis (i) over at least five years, on a straight-line basis, when the acquired entity is merged into the acquiring company or (ii) at once, as cost of acquisition, when the company is sold.

(ii)	Include expected credit loss on accounts receivable, loan operations and other financial assets.

The changes in the net deferred tax were recognized as follows:

	2025	2024	2023

As of January, 1	2,622,645	2,017,771	1,500,839
Foreign exchange variations	(5,835)	(22,335)	(46,714)
Business combination	—	—	401,521
Charges to statement of income	563,729	(39,084)	549,702
Tax relating to components of other comprehensive income	(296,818)	728,007	(427,437)
Other deferred taxes	(2,295)	(61,714)	39,860
As of December, 31	2,881,426	2,622,645	2,017,771
Notes to Consolidated Financial Statements	64

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

(b)       Income tax expense reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates of 34% for the year ended December 31:

	2025	2024	2023

Income before taxes	5,448,556	4,985,967	3,936,348
Combined tax rate in Brazil (i)	34.00%	34.00%	34.00%
Tax expense at the combined rate	1,852,509	1,695,229	1,338,359

Effects from entities taxed at different rates	(13,009)	175,868	(43,572)
Effects from entities taxed at different taxation regimes (ii)	(1,195,792)	(1,051,135)	(1,174,605)
Intercompany transactions with different taxation regimes	(263,044)	(301,833)	(68,673)
Tax incentives and related donation programs	(16,463)	(13,503)	(17,835)
Non-deductible expenses (non-taxable income)	(84,938)	(33,499)	(17,459)
Others	—	—	20,742
Total	279,263	471,127	36,957

Current	842,992	432,043	586,659
Deferred	(563,729)	39,084	(549,702)
Total expense / (credit)	279,263	471,127	36,957

(i)	Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Finance Holding S.A. which is the holding company of all operating entities of XP Inc. in Brazil.

(ii)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.

Other comprehensive income

The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge) / Credit	After tax

Foreign exchange variation of investees located abroad	(41,160)	—	(41,160)
Gains (losses) on net investment hedge	41,477	(6,874)	34,603
Changes in the fair value of financial assets at fair value	905,670	(349,289)	556,381
As of December 31, 2023	905,987	(356,163)	549,824

Foreign exchange variation of investees located abroad	147,671	—	147,671
Gains (losses) on net investment hedge	(136,598)	—	(136,598)
Changes in the fair value of financial assets at fair value	(1,894,661)	728,007	(1,166,654)
As of December 31, 2024	(1,883,588)	728,007	(1,155,581)

Foreign exchange variation of investees located abroad	(99,474)	—	(99,474)
Gains (losses) on net investment hedge	70,908	—	70,908
Changes in the fair value of financial assets at fair value	682,244	(296,818)	385,426
Changes in discount rates (IFRS 17)	(12,954)	—	(12,954)
As of December 31, 2025	640,724	(296,818)	343,906
Notes to Consolidated Financial Statements	65

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

24  Equity

(a)       Issued capital

The Company has an authorized share capital of US$35 thousand, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0.00001 each of which:

•	2,000,000,000 shares are designated as Class A common shares and issued; and

•	1,000,000,000 shares are designated as Class B common shares and issued.

The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.

On July 1, 2023, XP Inc issued 18,717,771 Class A common shares (R$ 2,097,326) to acquire up to 100% of Banco Modal´s shares, in a non-cash equity exchange transaction.

On August 15, 2024, XP Inc issued 985,297 Class A common shares (R$106,412) to acquire 22% of SVN´s shares, in a non-cash equity exchange transaction.

As of December 31, 2025, the Company had R$ 28 of issued capital which were represented by 415,456,973 Class A common shares and 104,432,034 Class B common shares.

(b)       Additional paid-in capital and capital reserve

Class A and Class B common shares, have the following rights:

•	Each holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share.

•	Each holder of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

•	Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any modifications to the rights attached to their respective class of shares the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

•	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (b) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (c) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in XP Inc.

Notes to Consolidated Financial Statements	66

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Below is a summary of the issuances, cancellations and conversions of shares during 2025 and 2024:

	Class A (prior common shares)	Class B (prior preferred shares)	Total Shares

As of December 31, 2023	436,776,080	112,717,094	549,493,174
Canceled shares	(12,650,574)	—	(12,650,574)
Converted shares	8,285,060	(8,285,060)	—
Issued shares	2,964,229	—	2,964,229
As of December 31, 2024	435,374,795	104,432,034	539,806,829

Canceled shares	(23,024,678)	—	(23,024,678)
Issued shares	3,106,856	—	3,106,856
As of December 31, 2025	415,456,973	104,432,034	519,889,007

As mentioned in Note 32, the Board of Directors approved in December 2019 a share based long-term incentive plan, in which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of December 31, 2025, the outstanding number of shares reserved under the plans is 13,509,933 restricted share units (“RSUs”) (2024 - 14,426,088) and 256,856 performance restricted units (“PSUs”) (2024 - 579,540) to be issued at the vesting date.

During the year ended December 31, 2025, XP Inc issued 3,106,856 Class A common shares in connection with vestings occurred under the share based long-term incentive plan.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

(c)       Treasury shares

The Group registered treasury shares in its equity mainly as a result of the share buy-back programs (Note 1.1). Treasury shares are registered as a deduction from equity until the shares are canceled or reissued.

During the year ended December 31, 2023, the Company repurchased 13,120,268 Class A common shares (R$915,859) and canceled 31,267,095 Class A common shares (R$2,785,504) held in treasury.

During the year ended December 31, 2024, the Company repurchased 13,977,674 Class A common shares (R$1,353,611) and canceled 12,650,574 Class A common shares (R$1,248,548) held in treasury.

During the year ended December 31, 2025, the Company repurchased 21,786,228 Class A common shares (R$1,900,691) and canceled 23,024,678 Class A common shares (R$1,997,767).

As of December 31, 2025, the Group held 88,650 Class A shares (December 31, 2024 – 1,327,100) and 1,056,308 Class B shares  (December 31, 2024 - 1,056,308) in treasury with a total amount of R$125,104 (R$222,180 - December 31, 2024).

(d)       Dividends distribution

The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders.

For the year ended December 31, 2023, XP Inc. declared dividends to its shareholders in the total amount of US$ 720 million (R$ 3,542,298). The dividends were settled on September 25, 2023 (R$ 1,577,622) and December 22, 2023 (R$ 1,964,676).

For the year ended December 31, 2024, XP Inc. declared dividends to its shareholders in the total amount of US$ 350 million (R$ 2,037,082). The dividends were settled on December 18, 2024.

Notes to Consolidated Financial Statements	67

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

In November 2025, XP Inc. declared dividends to its shareholders in the total amount of US$ 93 million (R$ 494,517). The dividends were settled on December 18, 2025.

Non-controlling shareholders of some XP Inc’s subsidiaries received dividends during the years ended December 31, 2025 (R$800), 2024 (R$991) and 2023 (R$1,853).

(e)       Other comprehensive income

Other comprehensive income consists of changes in the fair value of financial assets at fair value through other comprehensive income, while these financial assets are not realized. Also includes gains (losses) on net investment hedge, foreign exchange variation of investees located abroad and cash flow hedge reserve.

25  Related party transactions

Transactions and remuneration of services with related parties are carried out in the ordinary course of business, under arm’s length conditions, and include interest rates, terms and guarantees, and do not involve risks greater than normal collection or present other disadvantages.

(a)       Key-person management compensation

Key management includes executive statutory directors, members of the Board of Directors and Executive Boards. The compensation paid or payable to key management for their services is shown below:

	2025	2024	2023

Fixed compensation	21,912	17,695	17,445
Variable compensation	30,727	16,252	15,843
Total	52,639	33,947	33,288

(b)       Transactions with related parties

The material transactions carried out with related parties are as follows:

	Assets/(Liabilities)		Revenue/(Expenses)
Relation and transaction	2025	2024	2025	2024	2023

Shareholders with significant influence	164,102	146,814	4,920	16,905	6,104
Securities	15,085	—	76	—	17,403
Securities purchased under resale agreements	—	—	—	—	5,101
Accounts receivable and loans operations	89,224	127,325	4,844	16,905	424
Securities sold under repurchase agreements	—	—	—	—	(16,824)
Financing instruments payable	59,793	19,489	—	—	—

Transactions with related parties also includes transactions among the Company and its subsidiaries in the course of normal operations, including services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; (v) insurance and (vi) loan operations. The effects of these transactions have been eliminated and do not have effects on the consolidated financial statements.

26  Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the ordinary course of operations, involving tax, civil and labor matters. Periodically, management evaluates the tax, civil and labor risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

Notes to Consolidated Financial Statements	68

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2025	December 31, 2024

Tax contingencies	1,540	1,540
Civil contingencies	75,424	58,738
Labor contingencies	114,687	85,895
Total provision	191,651	146,173
Judicial deposits (i)	52,895	35,441

(i)	There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the balance sheets and referred above for information.

Changes in the provision during the year

	2025	2024	2023

Balance as of January 1	146,173	97,678	43,541
Business combinations	—	—	70,910
Monetary correction	94,482	22,398	25,954
Provision accrued	98,292	47,273	65,731
Provision reversed	(94,659)	(12,988)	(55,791)
Payments	(52,637)	(8,188)	(52,667)
Balance as of December 31	191,651	146,173	97,678

Nature of claims

a)       Civil

Most of the civil and administrative claims involve matters that are normal and specific to the business and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of customers assets in portfolio due to margin cause and/or negative balance. As of December 31, 2025, there were 712 (December 31, 2024 - 681) civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$75,424 (December 31, 2024 - R$58,738).

b)       Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of December 31, 2025, the Company and its subsidiaries are the defendants in 365 cases (December 31, 2024 - 275) involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$114,687 (December 31, 2024 - R$85,895).

Contingent liabilities - probability of loss classified as possible

In addition to the provisions mentioned above, the Company and its subsidiaries are party to several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible. The contingencies amount to approximately R$3,703,191 (December 31, 2024 - R$2,481,746).

Notes to Consolidated Financial Statements	69

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Below these claims are summarized by nature:

	2025	2024

Tax (i) (ii) (iii)	2,105,051	1,338,518
Civil (iv)	1,429,045	970,615
Labor (v)	169,095	172,613
Total	3,703,191	2,481,746

(i)	Employees Profit Sharing Plans: In 2015, 2019, 2021, 2022 and 2024 tax authorities issued assessments against the Group mainly related to allegedly unpaid social security contributions on amounts due and paid to employees as profit sharing plans related to calendar years of 2011, 2015, 2017, 2018, 2019 and 2020. According to the tax authorities, the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The risk of loss for these claims is classified as possible by the external counsels.

a.	Tax assessment related to 2011: The first and the second administrative appeals were denied, and currently the Group awaits judgment on the special appeal before the Superior Court of the Administrative Council of Tax Appeals (“CSRF”). The amount claimed is R$23,381.

b.	Tax assessment related to 2015: The first and the second administrative appeals were denied, and currently the Group awaits judgment on the special appeal before the CSRF. The amount claimed is R$59,756.

c.	Tax assessment related to 2017: In this case, in addition to the claim related to the employees’ profit-sharing plan, tax authorities are also challenging the deductibility of the amounts paid under the plan to the members of the Board for the purposes of Corporate Income Tax (IRPJ), for 2016 and 2017. Administrative appeals were filed against both assessments. The appeal related to social security contributions is awaiting judgment by the Federal Revenue Service of Brazil (“RFB”), while the appeal related to IRPJ was denied by the RFB, and a second level appeal is currently awaiting judgment. The total amount claimed is R$138,618.

d.	Tax assessment related to 2018: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The total amount claimed is R$168,785.

e.	In June 2022, the Group was notified by the Public Labor Ministry for alleged unpaid FGTS (Fund for Severance Indemnity Payment) on the amounts paid to employees under profit sharing plans related to years 2015 to 2020. According to the tax authorities, the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The Group presented its administrative defense which awaits judgment. The total amount claimed is R$196,165.

f.	Tax assessment related to 2019: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The amount claimed is R$227,507.

g.	Tax assessment related to 2020: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The total amount claimed is R$402,871.

h.	Tax assessment related to 2021: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The total amount claimed is R$587,342.

(ii)	Amortization of goodwill: The Group also received four tax assessments in which the tax authorities challenge the deductibility for the purpose of Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) of the expenses deriving from the amortization of goodwill registered upon the acquisitions made by the Group between 2013 and 2016. According to the tax authorities, the goodwill was registered in violation of Laws 9.532/97 and 12.973/14, respectively. Currently, two of the proceedings are pending judgment by the RFB and the other two await judgment by the CARF, since the administrative appeals were denied. Also, the Group has filed two lawsuits to prevent the issuance of new tax assessments and/or the application of the 150% penalty by the tax authorities in relation to expenses of such goodwill incurred in other periods. The risk of loss for these claims is classified as possible by the external counsels. The amount claimed is R$116,367.

(iii)	Banco Modal S.A. - Employees Profit Sharing Plan: In March 2016, tax authorities issued an assessment against Banco Modal mainly related to alleged unpaid social security contributions on amounts due and paid to employees as profit sharing plan on calendar year 2012. In June 2025, Banco Modal joined a tax settlement program to pay the amounts under discussion with a 65% reduction. The remaining amount still pending is R$ 710, which will be paid in 9 equal monthly installments.

(iv)	The Group is defendant in 2,673 (December 31, 2024 – 2,130) civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

(v)	The Group is defendant in 228 (December 31, 2024 – 235) labor claims by former employees. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

27  Other assets and other liabilities

a)       Other assets

	2025	2024
Energy contracts (i)	5,661,136	5,164,402
Other	261,736	363,788
Total	5,922,872	5,528,190

b)       Other liabilities

	2025	2024
Energy contracts (i)	442,003	1,012,855
Other	118,188	67,235
Total	560,191	1,080,090

(i)	Energy contracts agreed through the subsidiary XP Comercializadora de Energia Ltda., whose main activities are to negotiate electricity purchase and sale contracts in the various contracting environments of the Brazilian electricity sector, in accordance with the rules of the Electric Energy Trading Chamber (“CCEE”), the National Electric Energy Agency (“ANEEL”) and other applicable regulations, with the objective of structuring customized solutions for its customers, such as directional trading operations, anticipation of receivables, incentive and conventional source swaps, as well as submarkets, among other modalities. The entity's portfolio also includes financial instruments and derivatives used to mitigate exposures, avoiding volatilities that are not aligned with its corporate strategy and risk profile.

Notes to Consolidated Financial Statements	70

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

28  Total revenue and income

a)       Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	2025	2024	2023
Major service lines
Brokerage commission	2,023,634	2,133,266	1,991,781
Securities placement	2,497,146	2,285,110	1,979,406
Management fees	1,887,205	1,742,959	1,628,373
Insurance brokerage fee	238,468	219,397	175,326
Commission fees	1,189,405	996,693	789,822
Other services (i)	942,404	734,090	588,932
Gross revenue from services rendered	8,778,262	8,111,515	7,153,640
(-) Sales taxes and contributions on service revenues (ii)	(811,529)	(686,659)	(621,635)
Net revenue from services rendered	7,966,733	7,424,856	6,532,005

(i)	Include insurance contracts profit or loss, as disclosed in Note 22.

(ii)	Mostly related to taxes on services (ISS) and contributions on revenues (PIS and COFINS).

b)       Net income/(loss) from financial instruments

	2025	2024	2023

Net income/(loss) from financial instruments at fair value through profit or loss	16,744,935	11,727,589	6,923,112
Net income/(loss) from financial instruments measured at amortized cost and at fair value through other comprehensive income	(6,089,360)	(1,851,844)	1,649,210
Total income from financial instruments	10,655,575	9,875,745	8,572,322
(-) Taxes and contributions on financial income	(223,711)	(269,740)	(244,231)
Net income/(loss) from financial instruments	10,431,864	9,606,005	8,328,091

c)       Disaggregation by geographic location

Breakdown of total net revenue and income and selected assets by geographic location:

	2025	2024	2023
Brazil	17,604,181	16,288,131	14,261,302
Other countries	794,416	742,730	598,794
Revenues (i)	18,398,597	17,030,861	14,860,096

	2025	2024	2023
Brazil	16,884,152	16,399,995	13,255,769
Other countries	747,641	860,308	596,939
Selected assets (ii)	17,631,793	17,260,303	13,852,708

(i)	Revenues are presented by geographic location according to the main location where the Group's business customers are located. None of the clients represented more than 10% of our revenues for the periods presented.

(ii)	Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets, and are presented by geographic location.

Notes to Consolidated Financial Statements	71

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

29  Operating costs

	2025	2024	2023

Commission and incentive costs	3,496,669	3,460,647	3,070,875
Operating losses	185,710	171,600	136,014
Other costs	1,780,620	1,430,785	1,192,034
Clearing house and proprietary funds fees	645,409	575,737	474,013
Third parties’ services	121,510	68,847	59,374
Credit card cashback	505,717	435,064	379,711
Other (i)	507,984	351,137	278,936
Total	5,462,999	5,063,032	4,398,923

(i)	Include insurance contracts profit or loss, as disclosed in Note 22.

30  Operating expenses by nature

	2025	2024	2023

Selling expenses	294,469	148,975	169,486
Advertising and publicity	294,469	148,975	169,486

Administrative expenses	6,418,641	6,001,055	5,461,147
Personnel expenses	4,269,923	3,996,463	3,728,123
Compensation	1,753,631	1,498,476	1,371,973
Employee profit-sharing and bonus	1,736,300	1,592,865	1,531,491
Executives profit-sharing	126,030	231,337	149,263
Benefits	297,066	257,289	223,694
Social charges	349,032	404,319	437,377
Other	7,864	12,177	14,325
Other taxes expenses	57,185	91,317	65,526
Depreciation of property and equipment and right-of-use assets	140,977	125,193	118,603
Amortization of intangible assets	163,166	140,132	133,810
Other administrative expenses	1,787,390	1,647,950	1,415,085
Data processing	1,022,905	868,011	739,804
Technical services	167,305	150,580	152,499
Third parties' services	260,124	318,629	307,952
Rent expenses	90,792	38,503	23,656
Communication	21,722	24,373	31,577
Travel	46,729	51,414	36,232
Legal and judicial	84,157	70,270	24,610
Other	93,656	126,170	98,755
Total	6,713,110	6,150,030	5,630,633
Notes to Consolidated Financial Statements	72

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

31  Other operating income/(expenses), net

	2025	2024	2023

Other operating income	297,043	346,056	227,052
Revenue from incentives from Tesouro Direto, B3 and others (i)	100,278	172,142	23,834
Interest received on tax	43,379	27,980	29,365
Recovery of charges and expenses	13,061	6,730	17,224
Reversal of operating provisions	97,526	55,091	6,072
Other	48,203	84,113	150,557
(-) Taxes and contributions	(5,404)	—	—

Other operating expenses	(169,121)	(157,153)	(216,414)
Legal, administrative proceedings and agreement with customers	(68,887)	(18,550)	(46,101)
Tax incentive expenses	(10,070)	(7,204)	(10,034)
Fines and penalties	(5,366)	(5,902)	(9,624)
Associations and regulatory fees	(21,676)	(22,222)	(17,960)
Charity	(5,029)	(12,953)	(14,681)
Other (ii)	(58,093)	(90,322)	(118,014)
Total	127,922	188,903	10,638

(i)	Includes incentives received from third parties, mainly due to the joint development of retail products, and also the association of such entities with the XP ecosystem.

(ii)	Includes, mostly, losses on write-off or disposals of property, equipment, intangible assets and leases.

32  Share-based plan

a)       Share-based Plan

The establishment of the plan was approved by the Board of Director’s meeting on December 6, 2019 and the first grant of Restricted Stock Units (“RSUs”) and Performance Stock Units (“PSUs”) was on December 10, 2019.

Under the Plan, stocks are awarded at no cost to the recipient upon their grant date. Both RSUs and PSUs, are usually granted in an annual basis, their vesting conditions are service-related and they vest at a rate determined in each granted date. The limit to vest is determined at the grant date of each new grant. After the vesting periods, common shares will be issued to the recipients.

Under the PSUs, stocks are granted to eligible participants and their vesting period and conditions are determined at each new grant, also based on the total shareholder return (TSR), including share price growth, dividends and capital returns.

If an eligible participant ceases its relationship with the Group, within the vesting period, the rights will be forfeited, except in limited circumstances that are approved by the Board of Directors on a case-by-case basis.

b)       Fair value of shares granted

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Group uses certain methodologies to estimate fair value which include the following:

•	Estimation of fair value based on equity transactions with third parties close to the grant date; and

•	Other valuation techniques including share pricing models such as Monte Carlo.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share-based payment or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.

Notes to Consolidated Financial Statements	73

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

c)       Outstanding shares granted and valuation inputs

The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares. As of December 31, 2025, the outstanding number of Company shares reserved under the plans were 13,766,789 (December 31, 2024 - 15,005,628) including 13,509,933 RSUs (December 31, 2024 - 14,426,088) and 256,856 PSUs (December 31, 2024 - 579,540).

Set out below are summaries of XP Inc's RSU and PSU activities for 2025 and 2024.

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units

Outstanding, January 1, 2024	14,600,588	1,588,818	16,189,406
Granted	3,279,640	26,337	3,305,977
Forfeited	(716,334)	(1,035,615)	(1,751,949)
Vested	(2,737,806)	—	(2,737,806)
Outstanding, December 31, 2024	14,426,088	579,540	15,005,628

Outstanding, January 1, 2025	14,426,088	579,540	15,005,628
Granted	4,230,097	2,319	4,232,416
Forfeited	(853,097)	(325,003)	(1,178,100)
Vested	(4,293,155)	—	(4,293,155)
Outstanding, December 31, 2025	13,509,933	256,856	13,766,789

For the year ended December 31, 2025, total compensation expense of both plans was R$604,704 (2024 - R$546,988), including R$84,690 (2024 - R$64,596) of tax provisions, and does not include any tax benefits on total share-based compensation expense once this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.

The original weighted-average grant-date fair values of RSUs and PSUs shares were US$27 and US$34.56 respectively. In May 2020, the Company decided to update the measurement condition of its PSU shares, replacing the TSR measurement from US Dollars (US$) to Brazilian Reais (R$), being therefore subject to exchange variation. The weighted-average grant-date fair value of PSU shares for the updated plan was US$52.41. The incremental fair value will be recognized as an expense over the period from the modification date to the end of the vesting period. All other conditions of the PSU shares plan have not been modified.

Since the inception of the plans in 2019, the original grant-date fair value of RSU plans has ranged from US$11.16 to US$51.03 and of PSU plans has ranged from US$37.99 to US$64.68.

33  Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to owners of XP Inc by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares by applying the treasury stock method. The shares in the share-based plan are the only shares with potential dilutive effect.

Notes to Consolidated Financial Statements	74

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

The following table presents the calculation of basic and diluted earnings per share:

	2025	2024	2023

Net Income attributable to owners of the Parent	5,169,787	4,513,409	3,898,702
Basic weighted average number of outstanding shares (i) (iii)	527,318	541,673	539,835
Basic earnings per share - R$	9.8039	8.3324	7.2220

Effect of dilution
Share-based plan (ii) (iii)	4,605	6,646	4,377
Diluted weighted average number of outstanding shares (iii)	531,923	548,319	544,212
Diluted earnings per share - R$	9.7191	8.2314	7.1639

(i)	See on note 24, the number of XP Inc.’s outstanding common shares during the year.

(ii)	See on note 32, the number of shares granted and forfeited during the year regarding XP Inc.’s share-based plan.

(iii)	Thousands of shares.

34  Determination of fair value

Fair values of financial instruments are measured and disclosed in line with IFRS 13. Inputs to valuation techniques are classified into three levels:

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices for identical instruments at the measurement date.

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as an instrument are directly or indirectly observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. related sensitivity and key judgments are disclosed. Specific valuation techniques used to value financial instruments include:

Notes to Consolidated Financial Statements	75

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Product / Instrument	Valuation Methodology	Key Valuation Inputs	Fair Value Hierarchy
Swaps	Discounted cash flow models using observable market inputs; unobservable inputs when necessary.	• Interest rate curve	Level 2
• FX rate
• Credit spread
• Correlation between indexers
Options	Option pricing models (e.g., Black-Scholes) using observable inputs; simulation models for exotic options.	• Underlying price	Level 2
• Volatility
• Interest rate
• Bermudan switch value
Futures	Actively traded on exchanges; fair value determined by quoted market prices.	• Quoted prices	Level 1
• Daily settlement prices
Forward Contracts	Market quotation adjusted to present value using observable market rates.	• FX forward points	Level 2
• Interest rate curve
Debentures	Present value of expected future cash flows discounted using observable market rates.	• Credit spread	Level 2
• Yield curve
Investment Funds (quotas)	Net asset value (NAV) provided by fund administrators; adjustments for illiquid positions.	• NAV	Level 1 or 3
• Liquidity discount
Private Shares	Transaction prices or income approach (discounted cash flows) using unobservable inputs.	• EBITDA multiple	Level 3
• Discount rate
• Growth assumptions
Securities Purchased under Resale Agreements	Discounted cash flow using observable market rates.	• Repo rate	Level 2
• Collateral value
Loans	Present value of expected future cash flows discounted using observable market rates.	• Credit spread	Level 2
• Prepayment assumptions
Contingent Consideration	Income approach; discounted expected future payments under purchase agreements.	• Probability of earn-out	Level 3
• Discount rate
Other financial assets and liabilities	Fair value determined for disclosure purposes using the present value of principal and future cash flows, discounted with observable market rates at the reporting date.	• Discount rate	Level 2 or 3
• Yield curve
• Credit spread
• Prepayment assumptions

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

Notes to Consolidated Financial Statements	76

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

	2025
	Level 1	Level 2	Level 3	Total Fair Value	Book Value

Financial assets
Fair value through profit or loss
Securities
Brazilian sovereign bonds	56,313,856	—	—	56,313,856	56,313,856
Foreign sovereign bonds	1,818,020	—	—	1,818,020	1,818,020
Real estate–backed instruments	—	4,276,576	—	4,276,576	4,276,576
Agribusiness–backed instruments	—	4,830,980	—	4,830,980	4,830,980
Corporate debt – local	—	17,178,981	—	17,178,981	17,178,981
Corporate debt – foreign	7,987,265	—	—	7,987,265	7,987,265
Bank funding instruments (CDB)	—	463,133	—	463,133	463,133
Bank funding instruments (Others)	—	1,515,827	—	1,515,827	1,515,827
Structured notes	—	50,076	—	50,076	50,076
Investment funds	96,076,760	—	277,131	96,353,891	96,353,891
Equity securities	7,168,746	—	444,304	7,613,050	7,613,050
Others	—	432,405	—	432,405	432,405
Derivative financial instruments
Swap contracts	—	20,361,017	—	20,361,017	20,361,017
Forward contracts	—	1,071,790	—	1,071,790	1,071,790
Futures contracts	5,966,802	—	—	5,966,802	5,966,802
Option contracts	—	13,520,972	—	13,520,972	13,520,972
Investments in associates measured at fair value	—	—	1,521,675	1,521,675	1,521,675
Total Financial Assets at FVTPL	175,331,449	63,701,757	2,243,110	241,276,316	241,276,316

Fair value through other comprehensive income
Securities
Brazilian sovereign bonds (onshore)	39,043,715	—	—	39,043,715	39,043,715
Foreign sovereign bonds	3,179,634	—	—	3,179,634	3,179,634
Total Financial Assets at FVOCI	42,223,349	—	—	42,223,349	42,223,349

Evaluated at amortized cost
Securities
Brazilian sovereign bonds (onshore)	2,221,528	—	—	2,221,528	2,221,521
Foreign sovereign bonds	282,696	—	—	282,696	282,693
Agribusiness–backed instruments	—	486,205	—	486,205	474,121
Corporate debt – local	—	5,594,901	—	5,594,901	4,428,597
Securities purchased under resale agreements	—	17,117,478	—	17,117,478	17,063,099
Securities trading and intermediation	—	6,299,483	—	6,299,483	6,299,483
Accounts receivable	—	1,366,424	—	1,366,424	1,366,424
Loan operations	—	34,549,310	—	34,549,310	34,142,085
Other financial assets	—	16,912,992	—	16,912,992	16,912,992
Total Financial Assets at Amortized Cost	2,504,224	82,326,793	—	84,831,017	83,191,015

Financial liabilities
Fair value through profit or loss
Securities
Securities loaned	20,388,644	—	—	20,388,644	20,388,644
Corporate debt – local	—	654,815	—	654,815	654,815
Derivative financial instruments				—
Swap contracts	—	14,937,416	—	14,937,416	14,937,416
Forward contracts	—	1,681,224	—	1,681,224	1,681,224
Futures contracts	3,664,058	—	—	3,664,058	3,664,058
Option contracts	—	17,264,242	—	17,264,242	17,264,242
Total Financial Liabilities at FVTPL	24,052,702	34,537,697	—	58,590,399	58,590,399

Evaluated at amortized cost
Securities sold under repurchase agreements	—	57,469,033	—	57,469,033	58,713,869
Securities trading and intermediation	—	22,420,806	—	22,420,806	22,420,806
Financing instruments payable	—	123,212,421	—	123,212,421	123,403,515
Borrowings	—	239,368	—	239,368	237,894
Accounts payables	—	810,157	—	810,157	810,157
Other financial liabilities	—	12,213,571	107,159	12,320,730	12,320,730
Total Financial Liabilities at Amortized Cost	—	216,365,356	107,159	216,472,515	217,906,971
Notes to Consolidated Financial Statements	77

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

	2024
	Level 1	Level 2	Level 3	Total Fair Value	Book Value

Financial assets
Fair value through profit or loss
Securities
Brazilian sovereign bonds (onshore)	46,736,162	—	—	46,736,162	46,736,162
Real estate–backed instruments	—	4,753,274	—	4,753,274	4,753,274
Agribusiness–backed instruments	—	1,394,074	—	1,394,074	1,394,074
Corporate debt – local	—	13,012,139	—	13,012,139	13,012,139
Corporate debt – foreign	8,219,727	—	—	8,219,727	8,219,727
Bank funding instruments (CDB)	—	661,664	—	661,664	661,664
Bank funding instruments (Others)	—	583,840	—	583,840	583,840
Structured notes	—	20,546	—	20,546	20,546
Investment funds	65,840,498	—	—	65,840,498	65,840,498
Equity securities	2,123,810	—	371,760	2,495,570	2,495,570
Others	447,872	5,820,048	—	6,267,920	6,267,920
Derivative financial instruments
Swap contracts	—	21,743,021	—	21,743,021	21,743,021
Forward contracts	—	2,692,354	—	2,692,354	2,692,354
Futures contracts	3,003,675		—	3,003,675	3,003,675
Option contracts	—	18,760,746	—	18,760,746	18,760,746
Investments in associates measured at fair value	—	—	1,546,278	1,546,278	1,546,278
Total Financial Assets at FVTPL	126,371,744	69,441,706	1,918,038	197,731,488	197,731,488

Fair value through other comprehensive income
Securities
Brazilian sovereign bonds (onshore)	46,981,007	—	—	46,981,007	46,981,007
Foreign sovereign bonds	3,898,974	—	—	3,898,974	3,898,974
Total Financial Assets at FVOCI	50,879,981	—	—	50,879,981	50,879,981

Evaluated at amortized cost
Securities	—	2,874,382	—	2,874,382	2,836,146
Agribusiness–backed instruments	—	212,103	—	212,103	211,555
Corporate debt – foreign	—	—	—	—
Securities purchased under resale agreements	—	22,010,879	—	22,010,879	22,057,137
Securities trading and intermediation	—	6,499,097	—	6,499,097	6,499,097
Accounts receivable	—	778,943	—	778,943	778,943
Loan operations	—	29,145,291	—	29,145,291	29,228,463
Other financial assets	—	13,232,997	—	13,232,997	13,232,997
Total Financial Assets at Amortized Cost	—	74,541,589	—	74,541,589	74,632,783

Financial liabilities
Fair value through profit or loss
Securities
Securities loaned	14,830,405	—	—	14,830,405	14,830,405
Corporate debt – local	—	422,971	—	422,971	422,971
Derivative financial instruments
Swap contracts	—	14,000,255	—	14,000,255	14,000,255
Forward contracts	—	2,083,292	—	2,083,292	2,083,292
Futures contracts	1,929,536	—	—	1,929,536	1,929,536
Option contracts	—	22,034,604	—	22,034,604	22,034,604
Total Financial Liabilities at FVTPL	16,759,941	38,541,122	—	55,301,063	55,301,063

Evaluated at amortized cost
Securities sold under repurchase agreements	—	71,693,244	—	71,693,244	71,779,721
Securities trading and intermediation	—	18,474,978	—	18,474,978	18,474,978
Financing instruments payable	—	94,662,035	—	94,662,035	95,248,482
Borrowings	—	1,666,432	—	1,666,432	1,666,432
Accounts payables	—	763,465	—	763,465	763,465
Other financial liabilities	—	14,614,086	116,777	14,730,863	14,730,863
Total Financial Liabilities at Amortized Cost	—	201,874,240	116,777	201,991,017	202,663,941
Notes to Consolidated Financial Statements	78

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Reconciliation of Level 3 assets and liabilities:

	Investment funds	Securities	Investments in associates	Other financial liabilities
January 1, 2024	—	—	1,450,704	571,723
Realized and unrealized gains (losses)	—	108,837	(91,212)	(12,424)
Acquisitions	—	197,302	—	106,053
Payments	—	—	—	(498,576)
Disposals	—	—	(33,126)	—
Net transfers between levels	—	65,613	207,390	—
Others	—	8	12,522	(49,999)
December 31, 2024	—	371,760	1,546,278	116,777

January 1, 2025	—	371,760	1,546,278	116,777
Realized and unrealized gains (losses)	—	72,544	(75,564)	—
Acquisitions	—	—	51,739	112,338
Payments	—	—	—	(119,182)
Disposals	—	—	(1,111)	—
Net transfers between levels	277,131	—	—	—
Others	—	—	333	(2,774)
December 31, 2025	277,131	444,304	1,521,675	107,159

As of December 31, 2025 and 2024 the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate and businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy.  The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using an appropriate rate, which includes the Brazilian risk-free rate. Changes in an average discount rate of 13.47% by 100 bps would increase/decrease the fair value of contingent consideration liability by R$1,651.

The investments held through our investees which are considered to be venture capital investments are classified as Level 3 of the fair value hierarchy. The inputs used by the Group are derived for discounted rates for these investments using a capital asset model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset. Change in the discount rate by 100 bps would increase/decrease the fair value by R$15,217.

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement.

35  Management of financial risks and financial instruments

(a)       Overview

The Group’s activities are exposed to a variety of financial risks: credit risk, liquidity risk, market risk (including currency risk, interest rate risk and price risk), and operational risk. The Group’s overall risk management structure focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

(b)       Risk management structure

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to the CEO and the Risk Committee, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

Notes to Consolidated Financial Statements	79

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. Our risk appetite is defined in our Risk Appetite Statement (RAS) and reviewed on an annual basis. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding the subsidiary Banco XP and the other subsidiaries components of XP Prudential Conglomerate (Brazilian Central Bank oversight definition), the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seeks to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

(c)       Credit risk

Credit risk is defined as the possibility of losses associated with the failure, by the borrower or counterparty, of their respective financial obligations under the agreed terms, the devaluation of the credit agreement resulting from the deterioration in the borrower's risk rating, the reduction gains or remuneration, the advantages granted in the negotiation and the costs of recovery.

The credit risk department establishes its credit policy based on the composition of the portfolio by security, by internal rating of issuer and/or the issue, by the current economic activity, by the duration of the portfolio, by the macroeconomic variables, among others.

The credit analysis department is also actively involved in this process, and it is responsible for assessing the credit risk of issues and issuers with which it maintains or intends to maintain credit relationships, also using an internal credit risk allocation methodology (rating) to classify the likelihood of loss of counterparties.

For the loan operations, XP Inc uses client’s investments as collaterals to reduce potential losses and protect against credit risk exposure by managing these collaterals so that they are always sufficient, legally enforceable (effective) and viable. XP Inc monitors the value of the collaterals, and the credit risk management provides subsidies to define strategies as risk appetite, to establish limits, including exposure analysis and trends as well as the effectiveness of the credit policy.

The loan operations have a high credit quality, and the Group often uses risk mitigation measures, primarily through client’s investments as collaterals, which explains the low provision ratio.

The Group's policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by the Group since the prior period.

Management undertakes credit quality analysis of assets that are not past due or reduced to recoverable value. As of December 31, 2025 and 2024 such assets were substantially represented by loan operations and securities purchased under resale agreements, of which the counterparties are Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the stock exchange (B3 S.A. – Brasil, Bolsa, Balcão) and which, therefore, have its guarantee.

Notes to Consolidated Financial Statements	80

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

The carrying amount of the financial assets representing the maximum exposure to credit risk is shown in the table below:

	2025	2024

Financial assets
Securities purchased under resale agreements	17,063,099	22,057,137
Securities	248,464,341	203,701,541
Public securities	102,576,751	93,717,169
Private securities	145,887,590	109,984,372
Derivative financial instruments	40,920,581	46,199,796
Securities trading and intermediation	6,299,483	6,499,097
Accounts receivable	1,366,424	778,943
Loan operations	34,142,085	29,228,463
Other financial assets	16,912,992	13,232,997
Off-balance exposures (credit card limits)	8,016,517	7,873,551
Total	373,185,522	329,571,525

(d)       Liquidity risk

Liquidity risk is the possibility that the institution will not be able to efficiently honor its expected, unexpected, current or future obligations.

Liquidity management operates in line with the Group's strategy and business model, being compatible with the nature of operations, the complexity of its products and the relevance of risk exposure. This liquidity management policy establishes actions to be taken in cases of liquidity contingency, and these must be sufficient to generate a new meaning for cash within the required minimum limits.

The group maintains an adequate level of liquidity at all times, always working with a minimum cash limit. This is done through management that is compatible and consistent with your ability obtaining resources in the market, with its budgetary targets for the evolution of the volume of its assets and is based on the management of cash flows, observing the minimum limits of daily cash balances and cash needs projections, in the management of stocks of highly liquid assets and simulations of adverse scenarios.

Risk structure and management are the responsibility of the Risk department, reporting to the Executive Board, thus avoiding any conflict of interest with departments that require liquidity.

(d1) Maturities of financial liabilities

The tables below summarize the Group’s financial liabilities into groupings based on their contractual maturities:

	2025
Liabilities	Up to 1 month	From 2 to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years	Contractual cash flow

Securities	20,388,644	—	—	—	654,815	21,043,459
Derivative financial instruments	3,464,532	808,169	9,905,322	18,347,974	5,020,943	37,546,940
Securities sold under repurchase agreements	33,233,998	19,669,809	5,793,351	—	16,711	58,713,869
Securities trading and intermediation	22,420,806	—	—	—	—	22,420,806
Financing instruments payable	11,864,505	11,833,502	55,855,849	38,232,718	5,616,941	123,403,515
Borrowings	—	—	237,894	—	—	237,894
Accounts payables	691,171	66,554	52,432	—	—	810,157
Other financial liabilities	7,105,929	887,012	3,991,554	336,235	—	12,320,730
Total	99,169,585	33,265,046	75,836,402	56,916,927	11,309,410	276,497,370
Notes to Consolidated Financial Statements	81

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

	2024
Liabilities	Up to 1 month	From 2 to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years	Contractual cash flow

Securities	14,830,405	—	—	—	422,971	15,253,376
Derivative financial instruments	7,176,746	3,336,329	10,134,377	11,738,481	7,661,754	40,047,687
Securities sold under repurchase agreements	71,779,721	—	—	—	—	71,779,721
Securities trading and intermediation	18,474,978	—	—	—	—	18,474,978
Financing instruments payable	6,140,457	16,786,357	29,109,323	37,796,433	5,415,912	95,248,482
Borrowings	—	—	1,666,432	—	—	1,666,432
Accounts payables	763,465	—	—	—	—	763,465
Other financial liabilities	9,124,704	1,560,439	3,584,285	461,435	—	14,730,863
Total	128,290,476	21,683,125	44,494,417	49,996,349	13,500,637	257,965,004

(e)       Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises mainly three types of risk: foreign exchange variation, interest rates and share prices.

The aim of market risk management is to control exposure to market risks, within acceptable parameters, while optimizing return.

Market risk management for operations is carried out through policies, control procedures and prior identification of risks in new products and activities, with the purpose to maintain market risk exposure at levels considered acceptable by the Group and to meet the business strategy and limits defined by the Risk Committee.

The main tool used to measure and control the exposure risk of the Group to the market, mainly in relation to their trading assets portfolio, is the Maps Luna program, which calculates the capital allocation based on the exposure risk factors in the regulations issued by Brazilian Central Bank (“BACEN”) for financial institutions, which are taken as a basis for the verification of the risk exposure of the assets of the Group.

In order to comply with the provisions of the regulatory body, the financial institutions of the Group make daily control of the exposure by calculating the risk portions, recording the results in Document 2011 - Daily Statement of Capital Requirements (DDR) in BACEN Circular Letter No, 3,331/08, submitting it daily to this institution.

With the formalized rules, the risk department has the objective of controlling, monitoring and ensuring compliance with the pre-established limits, and may refuse, in whole or in part, to receive and/or execute the requested transactions, upon immediate communication to customers, in addition to intervening in cases of non-compliance and reporting all atypical events to the Risk Committee.

In addition to the control performed by the tool, the Group adopt guidelines to control the risk of the assets that mark the treasury operations so that the own portfolios of the participating companies are composed by assets that have low volatility and, consequently, less exposure to risk. In the case of non-compliance with the operational limits, the treasury manager shall take the necessary measures to reframe as quickly as possible.

(e1) Currency risk

The purpose of Group’s management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high volatility periods.

The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge) and investments in subsidiaries abroad.

The Group hold interest in XP Holding International LLC and XP Advisory US whose equity as of December 31, 2025 was US$114,228 (US$96,830 as of December 31, 2024) and US$15,361 (US$12,322 as of December 31, 2024), respectively (amounts presented in thousands of the respective currencies).

Notes to Consolidated Financial Statements	82

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

The risk of the XP Holding International LLC and XP Advisors Inc is hedged with the objective of minimizing the volatility of the functional currency (BRL) against the US$ arising from foreign investment abroad (see Note 8). The foreign currency exposure risk of XP Holding UK Ltd is not hedged and is not material for the Group.

(e2) Interest rate risk

It arises from the possibility that the Group incurs in gains or losses arising from fluctuations in interest rates on its financial assets and liabilities.

Below are presented the risk rates that the Group is exposed:

•	Selic/DI

•	IGPM

•	IPCA

•	PRE

•	Foreign exchange coupon

(e3) Price risk

Price risk is the risk arising from the change in the price of the investment fund portfolio and of shares listed on the stock exchange, held in the portfolio of the Group, which may affect its profit and loss. The price risk is controlled by the management of the Group, based on the diversification of its portfolio and/or through the use of derivatives contracts, such as options or futures.

(e4) Sensitivity analysis

According to the market information, the Group performed the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on the profit and loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios. The following sensitivity analyzes do not consider the functioning dynamics of risk and treasury areas, since once these losses are detected, risk mitigation measures are quickly triggered, minimizing the possibility of significant losses.

		2025
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed interest rate	Fixed interest rate in Reais	(180)	(224,381)	(408,016)
Exchange coupons	Foreign currencies coupon rate	(45)	(14,686)	(40,330)
Foreign currencies	Exchange rates	(46)	82,143	49,374
Price indexes	Inflation coupon rates	(303)	(48,538)	(80,711)
Shares	Shares prices	(406)	58,825	150,146
Commodities	Commodities price	(361)	(20,816)	(60,325)
		(1,341)	(167,453)	(389,862)

		2024
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed interest rate	Fixed interest rate in Reais	(117)	(8,285)	50,065
Exchange coupons	Foreign currencies coupon rate	(28)	(6,905)	(15,497)
Foreign currencies	Exchange rates	(124)	64,512	148,169
Price indexes	Inflation coupon rates	(68)	(11,606)	(24,563)
Shares	Shares prices	(5,858)	(162,112)	(458,841)
Commodities	Commodities price	(320)	(4,471)	17,579
		(6,515)	(128,867)	(283,088)

Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares, commodities and currencies;

Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor; and

Scenario III: Project a variation of 50 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting from the risk factor.

Notes to Consolidated Financial Statements	83

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

(f)       Operating risk

Operational risk is characterized by the possibility of losses resulting from external events or failure, deficiency or inadequacy of internal processes, people and systems, including legal risk. Operational risk events include the following categories: internal fraud; external fraud; labor demands and poor workplace safety; inappropriate practices relating to customers, products and services; damage to physical assets owned or used by XP; situations that cause the interruption of XP's activities; and failures in information technology systems, processes or infrastructure.

The Group's main objective is to ensure the identification, classification and monitoring of situations that may generate financial losses, given the companies' reputation, as well as any regulatory assessment due to the occurrence of an operational risk event, XP adopts the model of 3 lines of defense, in which the main responsibility for the development and implementation of controls to deal with operational risks is attributed to the Management within each business unit, seeking to manage mainly:

(i)	Requirements of segregation of functions, including independent authorization for transactions;

(ii)	Requirements of reconciliation and monitoring of transactions;

(iii)	Compliance with legal and regulatory requirements;

(iv)	Documentation of controls and procedures;

(v)	Requirements of periodic assessment of the operating risks faced and the adequacy of the controls and procedures for dealing with the identified risks;

(vi)	Development of contingency plans;

(vii)	Professional training and development; and

(viii)	Ethical and business standards;

36  Capital Management

(i)       Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

The subsidiary Banco XP, leader of the Prudential Conglomerate (which includes XP CCTVM, XP DTVM, XP Serviços Financeiros DTVM and some proprietary funds), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord.

The subsidiary XP Vida e Previdência operates in retirement plans business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”), CMR is equivalent to the highest value between base capital and Venture Capital Liquidity (“CR”).

On December 31, 2025 the subsidiaries Banco XP and XP Vida e Previdência were in compliance with all capital requirements.

There is no requirement for compliance with a minimum capital for the other Group companies.

Notes to Consolidated Financial Statements	84

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

37  Cash flow information

(i)       Debt reconciliation

			Debt securities (i)
	Borrowings	Lease liabilities	Debentures and Notes	Bonds	Total

Total debt as of January 1, 2023	1,865,880	285,638	2,596,519	3,911,383	8,659,420
Acquisitions/Issuance	2,252,550	116,774	373,481	—	2,742,805
Business combination (Note 5(ii))	978	19,802	—	—	20,780
Payments/repurchase	(1,833,937)	(132,737)	(527,687)	(62,342)	(2,556,703)
Write-offs	—	(675)	—	—	(675)
Net foreign exchange differences	(147,802)	(6,967)	—	(319,952)	(474,721)
Interest accrued	61,753	22,927	392,857	134,148	611,685
Interest paid	—	—	(28,396)	(116,670)	(145,066)
Total debt as of December 31, 2023	2,199,422	304,762	2,806,774	3,546,567	8,857,525

Total debt as of January 1, 2024	2,199,422	304,762	2,806,774	3,546,567	8,857,525
Acquisitions/Issuance	1,666,432	157,750	—	2,787,575	4,611,757
Payments/repurchase	(2,255,259)	(125,966)	(1,170,612)	(1,628,342)	(5,180,179)
Cancellation/expiration	—	(65,050)	—	—	(65,050)
Net foreign exchange differences	66,632	20,716	—	1,117,579	1,204,927
Interest accrued	91,881	19,135	271,451	204,510	586,977
Interest paid	(102,676)	—	(32,738)	(213,939)	(349,353)
Total debt as of December 31, 2024	1,666,432	311,347	1,874,875	5,813,950	9,666,604

Total debt as of January 1, 2025	1,666,432	311,347	1,874,875	5,813,950	9,666,604
Acquisitions/Issuance	2,626,479	136,547	—	—	2,763,026
Payments/repurchase	(3,768,173)	(123,150)	(1,266,496)	—	(5,157,819)
Cancellation/expiration	—	(19,008)	—	—	(19,008)
Net foreign exchange differences	(311,426)	(9,055)	—	(666,650)	(987,131)
Interest accrued	104,790	14,736	66,313	266,737	452,576
Interest paid	(80,208)	—	(23,717)	(263,407)	(367,332)
Total debt as of December 31, 2025	237,894	311,417	650,975	5,150,630	6,350,916

(i) Debt securities include debentures measured at FVPL presented in Note 7(e) and does not include fair value adjustments of (i) Debentures, totaling R$ 3,840 (R$(200,648) - 2024) and (ii) Bonds, totaling R$ (113,541) (R$ (300,209) - 2024).

(ii)       Cash reconciliation for investing and financing activities

During the year ended December 31, 2024, the Group paid R$895,287, out of which R$225,766 refers to acquisitions concluded during this period,  in connection with the minority stake acquisitions disclosed in Note 5(ii)(a). The Group also paid R$498,576 of contingent consideration liabilities, due to the achievement of the triggers provided for in the shareholders' agreement with one of its associates.

During the year ended December 31, 2025, the Group paid R$ 325,502 in connection with the minority stake acquisitions disclosed in note 2(ii)(a). The Group also paid a total amount of R$ 119,182 in contingent consideration arrangements, due to the achievement of the triggers provided for in the shareholders’ agreement with its associates.

Notes to Consolidated Financial Statements	85

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

(iii)       Non-cash reconciliation for investing and financing activities

During the year ended December 31, 2024, the Group concluded the minority stake acquisitions disclosed in Note 5 (ii)(a). From the total consideration of these transactions, (i) R$106,412 was settled through the private issuance of XP Inc. Class A shares (see note 24(a)), (ii) R$20,000 was recorded through contingent consideration (Note 19(b)) and (iii) there was a remaining amount of R$62,325 to be paid during 2025 (including monetary correction on this amount).

During the year ended December 31, 2024, the Group acquired a new borrowing in the total amount of R$1,666,432 (note 18). This amount was disbursed by the counterparty on January 6, 2025.

During the year ended December 31, 2025, the Group sold property and equipment assets in a total amount of R$132,003, which is payable in 10 years, indexed to CDI. The amount was recorded through ‘Accounts receivable’.

Notes to Consolidated Financial Statements	86